[redacted]

13013629

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8177

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____________ AND ENDING 12-31-12
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citigroup Global Markets Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2013
REGISTRATIONS BRANCH
11

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
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FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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MAR - 1 2013

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February 27, 2013

State of New York)
) ss:
County of New York)

We, the undersigned officers and directors of Citigroup Global Markets Inc., do hereby affirm that, to the best of our knowledge and belief, the attached consolidated financial statements as of December 31, 2012 and supplementary schedules are true and correct, and that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

> Accounts of officers, directors and employees are included in receivable from and payable to customers, since they are subject to the same terms and regulations and, in the aggregate, are not significant.

In addition, as allied members of the New York Stock Exchange, Inc., we do hereby certify that the attached consolidated financial statements as of December 31, 2012 and supplementary schedules will promptly be made available to those Citigroup Global Markets Inc. members and allied members whose signatures do not appear below.

James A. Forese
President

Cliff Verron
Chief Financial Officer

Subscribed and sworn to before me
this 27 day of February 2013.

RODD CORNER
Notary Public - State of New York
No. 01CO6169041
Qualified in New York County
My Commission Expires June 18, 2015

State of New York
County of New York
On February 27, 2013, before me,
Rodd Corner, personally appeared,
James Forese and Clifford Verron
personally known to me.
Witness my hand and official seal.

KPMG

CITIGROUP GLOBAL MARKETS INC.
AND SUBSIDIARIES

(An indirect wholly-owned subsidiary of Citigroup Global Markets Holdings Inc.)

Consolidated Statement of Financial Condition

As of December 31, 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Boards of Directors
Citigroup Global Markets Inc.:

We have audited the accompanying consolidated statement of financial condition of Citigroup Global Markets Inc. (an indirect wholly-owned subsidiary of Citigroup Global Markets Holdings Inc.) and its subsidiaries as of December 31, 2012, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act, and the related notes to the consolidated statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Citigroup Global Markets Inc. and its subsidiaries as of December 31, 2012, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2013

CITIGROUP GLOBAL MARKETS INC. AND SUBSIDIARIES
Consolidated Statement of Financial Condition
December 31, 2012
(Dollars in millions)

Assets		
Cash and cash equivalents		$ 699
Cash segregated and on deposit for Federal and other regulations or deposited with clearing organizations		10,691
Collateralized short-term financing agreements:		
Securities purchased under agreements to resell (including $56,021 at fair value)	$ 64,795	
Deposits paid for securities borrowed (including $50,553 at fair value)	88,952	
		153,747
Trading account assets (approximately $14 billion were pledged to various parties at December 31, 2012):		
Mortgage-backed securities	31,530	
U.S. Treasury and federal agency securities	14,467	
Equity securities	11,097	
Corporate debt securities	7,086	
Asset-backed securities	4,328	
State and municipal securities	663	
Derivatives	594	
Foreign government securities	487	
Other debt securities	5	
		70,257
Receivables:		
Customers	7,336	
Brokers, dealers and clearing organizations	3,479	
Other	868	
		11,683
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization of $1,164		546
Goodwill		145
Other assets		3,754
Total assets		$ 251,522

The accompanying notes are an integral part of this consolidated statement of financial condition.

CITIGROUP GLOBAL MARKETS INC. AND SUBSIDIARIES

Consolidated Statement of Financial Condition
December 31, 2012
(Dollars in millions, except share data)

Liabilities and Stockholder's Equity		
Short-term borrowings:		
Affiliates	$ 19,643	
Other	300	
		$ 19,943
Collateralized short-term financing agreements:		
Securities sold under agreements to repurchase (including $61,938 at fair value)	115,344	
Deposits received for securities loaned	21,431	
		136,775
Trading account liabilities:		
U.S. government and government agency securities	12,495	
Equity securities	3,817	
Corporate debt securities	2,909	
Derivatives	903	
Foreign government securities	240	
Other debt securities	330	
		20,694
Payables and accrued liabilities:		
Customers	31,986	
Brokers, dealers and clearing organizations	13,081	
Other	5,556	
		50,623
Long-term debt		6,350
Subordinated indebtedness		8,445
Total liabilities		242,830
Stockholder's equity:		
Common stock ($10,000 par value, 1,000 shares authorized, issued and outstanding)	10	
Additional paid-in capital	6,044	
Retained earnings	2,638	
Total stockholder's equity		8,692
Total liabilities and stockholder's equity		$ 251,522

The accompanying notes are an integral part
of this consolidated statement of financial condition.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The Consolidated Statement of Financial Condition includes the accounts of Citigroup Global Markets Inc. (CGMI) and its subsidiaries (the Company) prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). CGMI is a direct wholly-owned subsidiary of Citigroup Financial Products Inc. (CFPI, or Parent), and is an indirect wholly-owned subsidiary of Citigroup Global Markets Holdings Inc. (CGMHI), which is a wholly-owned subsidiary of Citigroup Inc. (Citigroup). The Company is a registered broker-dealer and registered futures commission merchant. The Company provides corporate, institutional, public sector and high-net-worth clients with a full range of products and services, including cash management, foreign exchange, trade finance and services, securities services, sales and trading, institutional brokerage, underwriting and advisory services.

The Company consolidates subsidiaries in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. Entities where the Company holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence are accounted for under the equity method. As discussed in more detail in Note 6 to the Consolidated Statement of Financial Condition, CGMI consolidates entities deemed to be variable interest entities when CGMI is determined to be the primary beneficiary.

Use of Estimates
Management must make estimates and assumptions that affect the Consolidated Statement of Financial Condition and the related footnote disclosures. Such estimates are used in connection with certain fair value measurements. See Note 9 to the Consolidated Statement of Financial Condition for further discussions on estimates used in the determination of fair value. The Company also uses estimates in determining consolidation decisions for special-purpose entities as discussed in Note 6 to the Consolidated Statement of Financial Condition. Moreover, estimates are significant in determining the amounts of any impairments of goodwill and other intangible assets, provisions for probable losses that may arise from credit-related exposures and probable and estimable losses related to litigation and regulatory proceedings, and tax reserves. While management makes its best judgment, actual amounts or results could differ from those estimates. Current market conditions increase the risk and complexity of the judgments in these estimates.

Variable Interest Entities
An entity is referred to as a variable interest entity (VIE) if it meets the criteria outlined in ASC 810, *Consolidation* (formerly SFAS No. 167, *Amendments to FASB Interpretation No. 46(R)*) (SFAS 167), which are: (1) the entity has equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (2) the entity has equity investors that cannot make significant decisions about the entity's operations or that do not absorb their proportionate share of the entity's expected losses or expected returns.

The Company consolidates a VIE when it has both the power to direct the activities that most significantly impact the VIE's economic success and a right to receive benefits or absorb losses of the entity that could be potentially significant to the VIE (that is, it is the primary beneficiary).

Along with the VIE that was consolidated in accordance with these guidelines, the Company has variable interests in other VIEs that are not consolidated because the Company is not the primary beneficiary. These include certain collateralized debt obligations (CDOs) and collateralized loan obligations (CLOs).

However, these VIEs as well as all other unconsolidated VIEs are monitored by the Company to determine if any events have occurred that could cause its primary beneficiary status to change. These events include:

- additional purchases or sales of variable interests by the Company or an unrelated third party, which cause the Company's overall variable interest ownership to change;
- changes in contractual arrangements in a manner that reallocates expected losses and residual returns among the variable interest holders;
- changes in the party that has power to direct the activities of a VIE that most significantly impact the entity's economic performance; and
- providing support to an entity that results in an implicit variable interest.

All other entities not deemed to be VIEs with which the Company has involvement are evaluated for consolidation under other subtopics of ASC 810 (formerly Accounting Research Bulletin (ARB) No. 51, *Consolidated Financial Statements*, SFAS No. 94, *Consolidation of All Majority-Owned Subsidiaries*, and EITF Issue No. 04-5, *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights*).

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

Cash Segregated and On Deposit for Federal and Other Regulations or Deposited with Clearing Organizations

Cash segregated and on deposit for Federal and other regulations or deposited with clearing organizations includes cash segregated in compliance with Federal and other regulations and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts, as well as restricted cash.

Trading Account Assets and Liabilities

Trading account assets include debt and marketable equity securities, derivatives in a net receivable position and residual interests in securitizations. *Trading account liabilities* include securities sold, not yet purchased (short positions), and derivatives in a net payable position. All trading account assets and liabilities are carried at fair value.

Derivatives are used for trading purposes and include interest rate, currency, equity, credit, and commodity swap agreements, options, caps and floors, warrants, and financial and commodity futures and forward contracts. Derivative asset and liability positions are presented net by counterparty on the Consolidated Statement of Financial Condition when a valid master netting agreement exists and the other conditions set out in ASC 210-20, *Balance Sheet—Offsetting* are met.

The Company uses a number of techniques to determine the fair value of trading assets and liabilities, which are described in Note 9 to the Consolidated Statement of Financial Condition.

Repurchase and Resale Agreements

Securities sold under agreements to repurchase (repos) and securities purchased under agreements to resell (reverse repos) generally do not constitute a sale for accounting purposes of the underlying securities and are treated as collateralized financing transactions. The Company executes these transactions to facilitate customer matched-book activity and to fund a portion of the Company's trading inventory efficiently.

It is the Company's policy to take possession of the underlying collateral, monitor its market value relative to the amounts due under the agreements and, when necessary, require prompt transfer of additional

collateral in order to maintain contractual margin protection. Collateral typically consists of government and government-agency securities, corporate and municipal bonds, and mortgage-backed and other asset-backed securities. In the event of counterparty default, the financing agreement provides the Company with the right to liquidate the collateral held.

As described in Note 9 to the Consolidated Statement of Financial Condition, the Company uses a discounted cash flow technique to determine the fair value of repo and reverse repo transactions. Any transactions for which fair value accounting has not been elected, including all repo and reverse repo transactions with related parties, are recorded at the amount of cash advanced or received plus accrued interest.

Where the conditions of ASC 210-20-45-11, *Balance Sheet—Offsetting: Repurchase and Reverse Repurchase Agreements*, are met, repos and reverse repos are presented net on the Consolidated Statement of Financial Condition. Excluding the impact of the allowable netting, reverse repos totaled $84 billion at December 31, 2012.

Securities Borrowed and Securities Loaned

Securities borrowing and lending transactions generally do not constitute a sale of the underlying securities for accounting purposes, and are treated as collateralized financing transactions. Such transactions are recorded at the amount of proceeds advanced or received and are collateralized principally by government and government-agency securities and corporate debt and equity securities. Deposits paid for securities borrowed of $50.6 billion were recorded at fair value at December 31, 2012 as the Company elected the fair value option for certain securities borrowed portfolios.

The Company monitors the fair value of securities borrowed or loaned on a daily basis and obtains or posts additional collateral in order to maintain contractual margin protection. As described in Note 9 to the Consolidated Statement of Financial Condition, the Company uses a discounted cash flow technique to determine the fair value of securities borrowing transactions.

Receivables and Payables – Customers, Brokers, Dealers and Clearing Organizations

The Company has receivables and payables for financial instruments purchased from and sold to brokers, dealers and customers, which arise in the ordinary course of business. The Company is exposed to risk of loss from the inability of brokers, dealers or customers to pay for purchases or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at prevailing market prices. Credit risk is reduced to the extent that an exchange or clearing organization acts as a counterparty to the transaction and replaces the broker, dealer or customer in question.

The Company seeks to protect itself from the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. Margin levels are monitored daily and customers deposit additional collateral as required. Where customers cannot meet collateral requirements, the Company will liquidate sufficient underlying financial instruments to bring the customer into compliance with the required margin level.

Exposure to credit risk is impacted by market volatility, which may impair the ability of clients to satisfy their obligations to the Company. Credit limits are established and closely monitored for customers and for brokers and dealers engaged in forwards, futures and other transactions deemed to be credit sensitive. Brokerage receivables and brokerage payables are reported net by counterparty when applicable requirements for net presentation are met.

Property, Equipment and Leasehold Improvements
Property, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded substantially on a straight-line basis over the lesser of the estimated useful lives of the related assets or noncancelable lease terms, as appropriate. Certain internal use software costs are capitalized and amortized on a straight-line basis over their estimated useful lives.

Goodwill
Goodwill represents the excess of acquisition cost over the fair value of net tangible and intangible assets acquired. Goodwill is subject to an annual impairment test, whereby impairment is deemed to exist if the carrying value of the single reporting unit of the Company exceeds its estimated fair value. The Company performed its annual goodwill impairment test as of July 1, 2012 resulting in no impairment of the Company's reporting unit.

Securitizations
The Company primarily securitizes mortgages and corporate debt instruments. There are two key accounting determinations that must be made relating to securitizations. CGMI first makes a determination as to whether the securitization entity would be consolidated. Second, it determines whether the transfer of financial assets to the entity is considered a sale under GAAP. If the securitization entity is a VIE, the Company consolidates the VIE if it is the primary beneficiary (as discussed in "Variable Interest Entities" above). For all other securitization entities determined not to be VIEs in which the Company participates, a consolidation decision is based on who has voting control of the entity, giving consideration to removal and liquidation rights in certain partnership structures. Only securitization entities controlled by the Company are consolidated.

Interests in the securitized and sold assets may be retained in the form of subordinated or senior interest-only strips, subordinated tranches, and residuals. Retained interests in non-consolidated mortgage securitization trusts are classified as asset-backed securities in *Trading account assets*.

Debt
Short-term borrowings and long-term debt are accounted for at amortized cost, except where the Company has elected to report long-term debt at fair value.

Transfers of Financial Assets
For a transfer of financial assets to be considered a sale: (i) the assets must have been isolated from the Company, even in bankruptcy or other receivership; (ii) the purchaser must have the right to pledge or sell the assets transferred or, if the purchaser is an entity whose sole purpose is to engage in securitization and asset-backed financing activities and that entity is constrained from pledging the assets it receives, each beneficial interest holder must have the right to sell the beneficial interests; and (iii) the Company may not have a unilateral option or obligation to reacquire the assets.

If these sale requirements are met, the assets are removed from the Company's Consolidated Statement of Financial Condition. If the conditions for sale are not met, the transfer is considered to be a secured borrowing, the assets remain on the Consolidated Statement of Financial Condition, and the sale proceeds are recognized as the Company's liability. A legal opinion on a sale is generally obtained for complex transactions or where the Company has continuing involvement with assets transferred or with the securitization entity. For a transfer to be eligible for sale accounting, those opinions must state that the asset transfer is considered a sale and that the assets transferred would not be consolidated with the Company's other assets in the event of the Company's insolvency.

For a transfer of a portion of a financial asset to be considered a sale, the portion transferred must meet the definition of a participating interest. A participating interest must represent a pro rata ownership in an entire financial asset; all cash flows must be divided proportionally, with the same priority of payment; no participating interest in the transferred asset may be subordinated to the interest of another participating interest holder; and no party may have the right to pledge or exchange the entire financial asset unless all participating interest holders agree. Otherwise, the transfer is accounted for as a secured borrowing.

See Note 6 to the Consolidated Statement of Financial Condition for further discussion.

Income Taxes

The Company is subject to the income tax laws of the U.S. and its states and municipalities, and the foreign jurisdictions in which it operates. These tax laws are complex and subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. Disputes over interpretations of the tax laws may be subject to review and adjudication by the court systems of the various tax jurisdictions or may be settled with the taxing authority upon examination or audit.

Deferred taxes are recorded for the future consequences of events that have been recognized for financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more-likely-than-not. FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48) (now incorporated into ASC 740, *Income Taxes*), sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized. FIN 48 also sets out disclosure requirements to enhance transparency of an entity's tax reserves.

See Note 3 to the Consolidated Statement of Financial Condition for a further description of the Company's related income tax assets and liabilities.

Related Party Transactions

The Company has related party transactions with certain of its subsidiaries and affiliates. These transactions, which are primarily short-term in nature, include cash accounts, collateralized financing transactions, margin accounts, derivative trading, charges for operational support and the borrowing and lending of funds, and are entered into in the ordinary course of business.

ACCOUNTING CHANGES

Fair Value Measurement

In May 2011, the FASB issued ASU No. 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.* The ASU created a common definition of fair value for U.S. GAAP and IFRS and aligned the measurement and disclosure requirements. It required significant additional disclosures both of a qualitative and quantitative nature, particularly for those instruments measured at fair value that are classified in Level 3 of the fair value hierarchy. Additionally, the ASU provided guidance on when it is appropriate to measure fair value on a portfolio basis and expanded the prohibition on valuation adjustments where the size of the Company's position is a characteristic of the adjustment from Level 1 to all levels of the fair value hierarchy.

The ASU became effective for the Company on January 1, 2012. As a result of implementing the prohibition on valuation adjustments where the size of the Company's position is a characteristic, the Company released reserves of approximately $83 million, increasing pretax income in 2012.

FUTURE APPLICATION OF ACCOUNTING STANDARDS

Offsetting

In December 2011, the FASB issued Accounting Standards Update No. 2011-11—*Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities*. The standard requires new disclosures about certain financial instruments and derivative instruments that are either offset in the balance sheet (presented on a net basis) or subject to an enforceable master netting arrangement or similar arrangement. The standard requires disclosures that provide both gross and net information in the notes to the financial statements for relevant assets and liabilities. This ASU does not change the existing offsetting eligibility criteria or the permitted balance sheet presentation for those instruments that meet the eligibility criteria. The Company believes the new disclosure requirements should enhance comparability between those companies that prepare their financial statements on the basis of U.S. GAAP and those that prepare their financial statements in accordance with IFRS. For many financial institutions, the differences in the offsetting requirements between U.S. GAAP and IFRS result in a significant difference in the amounts presented in the balance sheets prepared in accordance with U.S. GAAP and IFRS. The disclosure standard will become effective for annual and interim periods beginning January 1, 2013.

Other Potential Amendments to Current Accounting Standards

The FASB and IASB, either jointly or separately, are currently working on several major projects, including amendments to existing accounting standards governing financial instruments, leases, consolidation and investment companies. As part of the joint financial instruments project, the FASB has issued a proposed ASU that is proposing significant changes to the guidance for recognition and measurement of financial instruments, in addition to the proposed ASU that would change the accounting for credit losses on financial instruments discussed above.

The FASB is also working on a joint project that would require all leases to be capitalized on the balance sheet. Additionally, the FASB has issued a proposal on principal-agent considerations that would change the way the Company needs to evaluate whether to consolidate VIEs and non-VIE partnerships. Furthermore, the FASB has issued a proposed ASU that would change the criteria used to determine whether an entity is subject to the accounting and reporting requirements of an investment company.

The principal-agent consolidation proposal would require all VIEs, including those that are investment companies, to be evaluated for consolidation under the same requirements. All these projects may have significant impacts for the Company. Upon completion of the standards, the Company will need to re-evaluate its accounting and disclosures. However, due to ongoing deliberations of the standard-setters, the Company is currently unable to determine the effect of future amendments or proposals.

2. INCENTIVE PLANS AND RETIREMENT BENEFITS

Incentive Programs

The Company participates in various Citigroup stock-based compensation programs under which Citigroup makes restricted or deferred stock and/or deferred cash awards, as well as stock payments as part of its

discretionary annual incentive award programs involving a large segment of Citigroup's employees worldwide, including employees of CGMI.

Stock awards and grants of stock options may also be made at various times during a year as sign-on awards to induce new hires to join the Company, or to high-potential employees as long-term retention awards. Long-term restricted stock awards and salary stock payments have also been used to fulfill specific regulatory requirements to deliver annual salary and incentive awards to certain officers and highly-compensated employees in the form of equity. Consistent with long-standing practice, a portion of annual compensation for non-employee directors is also delivered in the form of equity awards. In addition, equity awards are made occasionally as additional incentives to retain and motivate officers or employees. Various other incentive awards programs are made on an annual or other regular basis to retain and motivate certain employees who do not participate in Citigroup's annual discretionary incentive awards.

Recipients of Citigroup stock awards generally do not have any stockholder rights until shares are delivered upon vesting or exercise, or after the expiration of applicable restricted periods. Recipients of restricted or deferred stock awards, however, may be entitled to receive dividends or dividend-equivalent payments during the vesting period, unless the award is subject to performance criteria. (Citigroup's 2009 Stock Incentive Plan currently does not permit the payment or accrual of dividend equivalents on stock awards subject to performance criteria.) Additionally, because unvested shares of restricted stock are considered issued and outstanding, recipients of such awards are generally entitled to vote the shares in their award during the vesting period. Once a stock award vests, the shares are freely transferable, unless they are subject to a restriction on sale or transfer for a specified period. Pursuant to a stock ownership commitment, certain executives have committed to holding most of their vested shares indefinitely.

Equity awards are made pursuant to Citigroup stockholder-approved stock incentive plans that are administered by the Personnel and Compensation Committee of the Citigroup Board of Directors (the Committee), which is composed entirely of independent non-employee directors. Executives and employees of the Company participate in the Citigroup programs described below to the extent they meet the eligibility criteria established by Citigroup.

Deferred annual incentive awards are generally delivered as two awards—a restricted or deferred stock award under the Company's Capital Accumulation Program (CAP) and a deferred cash award. Generally, the CAP and deferred cash awards vest in equal annual installments over three- or four-year periods. Certain of these awards are subject to discretionary performance-based vesting conditions.

Profit Sharing Plan

In October 2010, the Committee approved awards under the 2010 Key Employee Profit Sharing Plan (KEPSP), which may entitle participants to profit-sharing payments based on an initial performance measurement period of January 1, 2010 through December 31, 2012. Generally, if a participant remains employed and all other conditions to vesting and payment are satisfied, the participant will be entitled to an initial payment in 2013, as well as a holdback payment in 2014 that may be reduced based on performance during the subsequent holdback period (generally, January 1, 2013 through December 31, 2013). If the vesting and performance conditions are satisfied, a participant's initial payment will equal two-thirds of the product of the cumulative pretax income of Citicorp (as defined in the KEPSP) for the initial performance period and the participant's applicable percentage. The initial payment will be paid after January 20, 2013 but no later than March 15, 2013.

The participant's holdback payment, if any, will equal the product of (i) the lesser of cumulative pretax income of Citicorp for the initial performance period and cumulative pretax income of Citicorp for the

initial performance period and the holdback period combined (generally, January 1, 2010 through December 31, 2013), and (ii) the participant's applicable percentage, less the initial payment; provided that the holdback payment may not be less than zero. The holdback payment, if any, will be paid after January 20, 2014 but no later than March 15, 2014.

On February 14, 2011, the Committee approved grants of awards under the 2011 KEPSP to certain executive officers of Citigroup (including the Company). These awards have a performance period of January 1, 2011 to December 31, 2012 and other terms of the awards are similar to the 2010 KEPSP.

Performance Share Units
Certain executive officers were awarded a target number of performance share units (PSUs) on February 19, 2013 for performance in 2012. PSUs will be earned only to the extent that Citigroup attains specified performance goals relating to Citigroup's return on assets and relative total shareholder return against peers over a three-year period covering 2013, 2014 and 2015. PSU awards will be paid solely in cash at the end of the performance period. The actual number of PSUs ultimately earned could vary from zero, if performance goals are not met, to as much as 150% of target, if performance goals are meaningfully exceeded.

Variable Incentive Compensation
The Company, through Citigroup, has various incentive plans that are used to motivate and reward performance primarily in the areas of sales, operational excellence and customer satisfaction. These programs are reviewed on a periodic basis to insure that they are structured appropriately, aligned to Citigroup shareholder interests and adequately risk balanced.

Retirement Benefits
The Company's employees participate in several non-contributory defined benefit pension plans sponsored by Citigroup covering certain U.S. employees. The Company also participates in various defined benefit pension and termination indemnity plans covering employees outside the United States. The Company participates in postemployment plans sponsored by Citigroup that provide income continuation and health and welfare benefits to certain eligible U.S. employees on long-term disability.

The Company participates in the Citigroup 401(k) Plan, a defined contribution plan, under which eligible U.S. employees received matching contributions of up to 6% of their eligible compensation for 2012, subject to statutory limits. Additionally, for eligible employees whose eligible compensation is $100,000 or less, a fixed contribution of up to 2% of eligible compensation is provided. All Company contributions are invested according to participants' individual elections.

Health care and life insurance plans
The Company, through Citigroup, provides certain health care and life insurance benefits to its active employees. The Company also participates in postretirement health care and life insurance benefits offered by Citigroup to certain eligible employees.

3. INCOME TAXES

Under income tax allocation agreements with CGMHI, the Company's U.S. federal, state and local income taxes are provided on a separate entity basis.

Pursuant to the agreement with CGMHI, temporary differences are treated as current tax items, and the tax effect on such differences are included in intercompany tax settlements with CGMHI. In the absence of such an agreement, the Company would have reported net deferred income tax assets of $903 million at

December 31, 2012, related to the following:

In millions of dollars	
Deferred tax assets	
Investments	$ 517
Deferred compensation and employee benefits	424
Tax credit and net operating loss carry-forwards	127
Restructuring and settlement reserves	56
Credit loss deduction	22
Intangibles	9
Gross deferred tax assets	1,155
Deferred tax liabilities	
Fixed assets and leases	(119)
Intercompany debt underwriting fee	(122)
Other deferred tax liabilities	(11)
Gross deferred tax liabilities	(252)
Net deferred tax asset	$ 903

In the absence of the agreement with CGMHI, the Company has state and local net operating loss carryforwards of $1.2 billion and $0.8 billion in New York State and New York City, respectively, whose expiration date is 2028; for which, the Company has recorded a net deferred tax asset of $113 million, along with less significant net operating losses in various other states for which the Company has recorded a net deferred tax asset of $12.5 million and which expire between 2012 and 2028. The Company has no valuation allowance on deferred tax assets at December 31, 2012, and no deferred tax valuation allowance would be necessary had CGMI been a separate taxpayer.

In the absence of the agreement with CGMHI, the following is a roll-forward of the Company's FIN 48 unrecognized tax benefits from January 1, 2012 to December 31, 2012:

In millions of dollars	
Total unrecognized tax benefits at January 1, 2012	$ 116
Net amount of increases for current year's tax positions	3
Gross amount of increases for prior years' tax positions	88
Gross amount of decreases for prior years' tax positions	(119)
Amounts of decreases relating to settlements	(5)
Total unrecognized tax benefits at December 31, 2012	$ 83

4. LONG-TERM DEBT AND SUBORDINATED INDEBTEDNESS

In millions of dollars	Interest rate	Maturities	Balances
Long-term note with CFPI	4.60%	2014	$6,000
Subordinated indebtedness with CGMHI	1.07%	2013	6,945
Subordinated indebtedness with Citigroup	1.65%	2016	1,500
Secured note program	1.35%	2013 - 2015	250
Other long-term debt [1]	4.61%	2037	100
Total			$14,795

(1) Related to a VIE consolidated effective January 1, 2010 with the adoption of SFAS 167.

At December 31, 2012 the Company had subordinated indebtedness of $6.945 billion with CGMHI. This subordinated credit agreement bears interest at a rate agreed upon by both parties (currently 1.07%) and had a maturity date of August 31, 2013 at December 31, 2012. The maturity date is automatically extended an additional year, unless CGMHI notifies FINRA in writing at least seven months prior to the maturity date that such scheduled maturity date shall not be extended.

The Company has a $5 billion subordinated revolving credit agreement with Citigroup which matures on June 30, 2016, and a $5 billion subordinated revolving credit agreement with Citigroup which matures on August 31, 2016. The agreements bear interest at rates agreed upon by both parties (currently 1.65%). At December 31, 2012, there are $1.5 billion in borrowings included in subordinated indebtedness under the facility which matures on June 30, 2016.

All subordinated indebtedness qualified for inclusion in net capital at December 31, 2012. In accordance with Securities and Exchange Commission (SEC) regulations, subordinated indebtedness may not be repaid if net capital is less than 5% of aggregate debit items, as defined, or if other net capital rule requirements are not met.

CGMI has a $60 billion master promissory note (the "long-term note") and a $25 billion short-term non-negotiable master promissory note with CFPI. The long-term note currently bears a variable interest at a rate agreed upon by both parties (currently 4.60%) and is prepayable without penalty. At December 31, 2012, there are $6 billion in borrowings with CFPI under the long-term note. The amount outstanding under this long-term note is "evergreen" in nature, i.e. the loan has no contractual final end / repayment date. For liquidity purposes the maturity of the long-term note is assumed to be one year plus one day from the current reporting date. The maturity of the long-term note may be accelerated if the Company breaches certain restrictive provisions of the loan agreement, which require, among other things, that the Company maintain minimum levels of net capital (see Note 5 to the Consolidated Statement of Financial Condition). The Company was in compliance with these requirements during 2012.

5. CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and registered futures commission merchant and, accordingly, is subject to the net capital requirements of SEC Rule 15c3-1 (Net Capital Rule), the Financial Industry Regulatory Authority (FINRA) and the Commodities Futures Trading Commission (CFTC). Under the Net Capital Rule, the Company is required to maintain minimum net capital of not less than the greater of 2% of aggregate debit items arising from customer transactions, plus excess margin collateral on reverse repurchase agreements or the risk based requirement representing the sum of 8% of customer risk maintenance margin requirement and 8% of non customer risk maintenance margin requirement, as defined. FINRA may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items.

The Company has elected to compute net capital in accordance with the provisions of Appendix E of the Net Capital Rule. This methodology allows the Company to compute market risk capital charges using internal value-at-risk models. Under Appendix E of the Net Capital Rule, the Company is required to hold tentative net capital in excess of $1 billion and net capital in excess of $500 million. The Company is also required to notify the SEC in the event that its tentative net capital is less than $5 billion. As of December 31, 2012, CGMI had tentative net capital in excess of both the minimum and the notification requirements. At December 31, 2012, the Company had regulatory net capital of $6.2 billion, which was $5.6 billion in excess of the minimum net capital requirement of $591 million.

The Company is also subject to customer protection segregation requirements under securities laws and regulations, including those of the SEC and CFTC. As of December 31, 2012, total cash and securities with a market value of $25.1 billion have been segregated for the exclusive benefit of customers.

6. SECURITIZATIONS AND VARIABLE INTEREST ENTITIES

Uses of SPEs

A special purpose entity (SPE) is an entity designed to fulfill a specific limited need of the company that organized it. The principal uses of SPEs are to obtain liquidity and favorable capital treatment by securitizing certain of Citigroup's financial assets, to assist clients in securitizing their financial assets and to create investment products for clients. SPEs may be organized in various legal forms including trusts, partnerships or corporations. In a securitization, the company transferring assets to an SPE converts all (or a portion) of those assets into cash before they would have been realized in the normal course of business through the SPE's issuance of debt and equity instruments, certificates, commercial paper and other notes of indebtedness, which are recorded on the balance sheet of the SPE, which may or may not be consolidated onto the balance sheet of the company that organized the SPE.

Investors usually only have recourse to the assets in the SPE and often benefit from other credit enhancements, such as a collateral account or over-collateralization in the form of excess assets in the SPE. Because of these enhancements, the SPE issuances can typically obtain a more favorable credit rating from rating agencies than the transferor could obtain for its own debt issuances, resulting in less expensive financing costs than unsecured debt. The SPE may also enter into derivative contracts in order to convert the yield or currency of the underlying assets to match the needs of the SPE investors or to limit or change the credit risk of the SPE. The Company may be the provider of certain credit enhancements as well as the counterparty to any related derivative contracts. Most of CGMI's SPEs are now VIEs, as described below.

Variable Interest Entities

VIEs are entities that have either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest (i.e., ability to make significant decisions through voting rights, and right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity). Investors that finance the VIE through debt or equity interests or other counterparties that provide other forms of support, such as guarantees, subordinated fee arrangements, or certain types of derivative contracts, are variable interest holders in the entity.

The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. CGMI would be deemed to have a controlling financial interest and be the primary beneficiary if it has both of the following characteristics:

- power to direct activities of a VIE that most significantly impact the entity's economic performance; and
- obligation to absorb losses of the entity that could potentially be significant to the VIE or right to receive benefits from the entity that could potentially be significant to the VIE.

The Company must evaluate its involvement in each VIE and understand the purpose and design of the entity, the role the Company had in the entity's design, and its involvement in the VIE's ongoing activities. The Company then must evaluate which activities most significantly impact the economic performance of the VIE and who has the power to direct such activities.

For those VIEs where the Company determines that it has the power to direct the activities that most significantly impact the VIE's economic performance, the Company then must evaluate its economic interests, if any, and determine whether it could absorb losses or receive benefits that could potentially be significant to the VIE. When evaluating whether the Company has an obligation to absorb losses that could potentially be significant, it considers the maximum exposure to such loss without consideration of probability. Such obligations could be in various forms, including but not limited to, debt and equity investments, and certain derivative contracts.

In various other transactions, the Company may: (i) act as a derivative counterparty (for example, interest rate swap, cross-currency swap, or purchaser of credit protection under a credit default swap or total return swap where the Company pays the total return on certain assets to the SPE); (ii) act as underwriter or placement agent; (iii) provide administrative, trustee, or other services; or (iv) make a market in debt securities or other instruments issued by VIEs. The Company generally considers such involvement, by itself, not to be variable interests and thus not an indicator of power or potentially significant benefits or losses.

The Company's involvement with consolidated and unconsolidated VIEs with which CGMI holds significant variable interests as of December 31, 2012 is presented in the following table.

In millions of dollars

	Total involvement with SPE assets	Consolidated VIE / SPE assets	Significant unconsolidated VIE assets (4)	Maximum exposure to loss in significant unconsolidated VIEs(1)	
				Debt investments (2)	Derivatives (3)
Mortgage securitizations (5)					
U.S. agency-sponsored	$71,224	$ —	$71,224	$1,731	$ —
Non-agency-sponsored	8,083	102	7,981	376	—
Collateralized loan obligations	12,510	—	12,510	347	—
Collateralized debt obligations	8,554	—	8,554	117	9
Other	168	—	168	47	—
Total	$100,539	$102	$100,437	$2,618	$9

(1) The definition of maximum exposure to loss is included in the text that follows this table.
(2) Funded exposures that are included in the Company's December 31, 2012 Consolidated Statement of Financial Condition in *Trading account assets*.
(3) Unfunded exposures that are not included in the Company's December 31, 2012 Consolidated Statement of Financial Condition.
(4) A significant unconsolidated VIE is an entity where the Company has any variable interest considered to be significant, regardless of the likelihood of loss or the notional amount of exposure.
(5) CGMI mortgage securitizations also include agency and non-agency (private label) re-securitization activities. These SPEs are not consolidated. See "Re-Securitizations" below for further discussion.

The previous table does not include:

- certain investment funds for which the Company provides investment management services and personal estate trusts for which the Company provides administrative, trustee and/or investment management services;
- VIEs structured by third parties where the Company holds securities in inventory, as these investments are made on arm's-length terms;
- certain positions in mortgage-backed and asset-backed securities held by the Company, which are classified as *Trading account assets*, where the Company has no other involvement with the related securitization entity deemed to be significant;
- certain representations and warranties exposures in legacy Company—sponsored mortgage-backed and asset-backed securitizations, where the Company has no variable interest or continuing involvement as servicer. The outstanding balance of mortgage loans securitized during 2005 to 2008 where the Company has no variable interest or continuing involvement as servicer was approximately $19 billion at December 31, 2012.

The asset balances for consolidated VIEs represent the current fair value of the assets consolidated by the Company. The asset balances for unconsolidated VIEs where the Company has significant involvement represent the most current information available to the Company. In most cases, the asset balances represent an amortized cost basis without regard to impairments in fair value, unless fair value information is readily available to the Company.

The maximum funded exposure represents the balance sheet carrying amount of the Company's investment in the VIE. It reflects the initial amount of cash invested in the VIE adjusted for any accrued interest and cash principal payments received. The carrying amount may also be adjusted for increases or declines in fair value or any impairment in value. The maximum exposure of unfunded positions represents the notional

amount of derivative instruments considered to be a variable interest. In certain transactions, the Company has entered into derivative instruments or other arrangements that are not considered variable interests in the VIE (e.g., interest rate swaps, cross-currency swaps, or where the Company is the purchaser of credit protection under a credit default swap or total return swap where the Company pays the total return on certain assets to the SPE). Receivables under such arrangements are not included in the maximum exposure amounts.

Mortgage Securitizations
The Company provides a wide range of mortgage loan products to a diverse customer base. The Company's mortgage loan securitizations are primarily non-recourse, thereby effectively transferring the risk of future credit losses to the purchasers of the securities issued by the trust.

The Company is not the primary beneficiary of its U.S. agency-sponsored mortgage securitizations because CGMI does not have the power to direct the activities of the SPE that most significantly impact the entity's economic performance. Therefore, CGMI does not consolidate these U.S. agency-sponsored mortgage securitizations.

The Company does not consolidate certain non-agency-sponsored mortgage securitizations because CGMI is not the servicer with the power to direct the significant activities of the entity. In certain instances, the Company has (i) the power to direct the activities and (ii) the obligation to either absorb losses or right to receive benefits that could be potentially significant to its non-agency-sponsored mortgage securitizations and, therefore, is the primary beneficiary and consolidates the SPE.

Re-securitizations
The Company engages in re-securitization transactions in which debt securities are transferred to a VIE in exchange for new beneficial interests. During the year ended December 31, 2012, CGMI transferred non-agency (private-label) securities with an original par value of approximately $1.5 billion to re-securitization entities. These securities are backed by either residential or commercial mortgages and are often structured on behalf of clients. As of December 31, 2012, the fair value of CGMI-retained interests in private-label re-securitization transactions structured by CGMI totaled approximately $380 million ($128 million of which relates to re-securitization transactions executed in 2012) and are recorded in *Trading account assets*. Of this amount, approximately $11 million and $369 million related to senior and subordinated beneficial interests, respectively. The original par value of private-label re-securitization transactions in which CGMI holds a retained interest as of December 31, 2012 was approximately $7.1 billion.

The Company also re-securitizes U.S. government-agency guaranteed mortgage-backed (agency) securities. During the 12 months ended December 31, 2012, CGMI transferred agency securities with a fair value of approximately $30.3 billion to re-securitization entities. As of December 31, 2012, the fair value of CGMI-retained interests in agency re-securitization transactions structured by CGMI totaled approximately $1.7 billion ($1.1 billion of which related to re-securitization transactions executed in 2012) and is recorded in *Trading account assets*. The original fair value of agency re-securitization transactions in which CGMI holds a retained interest as of December 31, 2012 was approximately $71.2 billion.

As of December 31, 2012, the Company did not consolidate any private-label or agency re-securitization entities.

Collateralized Debt and Loan Obligations

A securitized collateralized debt obligation (CDO) is an SPE that purchases a pool of assets consisting of asset-backed securities and issues multiple tranches of equity and notes to investors.

A cash CDO, or arbitrage CDO, is a CDO designed to take advantage of the difference between the yield on a portfolio of selected assets, typically residential mortgage-backed securities, and the cost of funding the CDO through the sale of notes to investors. "Cash flow" CDOs are entities in which the CDO passes on cash flows from a pool of assets, while "market value" CDOs pay to investors the market value of the pool of assets owned by the CDO at maturity. In these transactions, all of the equity and notes issued by the CDO are funded, as the cash is needed to purchase the debt securities.

A securitized collateralized loan obligation (CLO) is substantially similar to the CDO transactions described above, except that the assets owned by the SPE are corporate loans and to a lesser extent corporate bonds, rather than asset-backed debt securities.

A third-party asset manager is typically retained by the CDO/CLO to select the pool of assets and manage those assets over the term of the SPE. The Company is the manager for a limited number of CLO transactions.

Where a CDO/CLO entity issues preferred shares (or subordinated notes that are the equivalent form), the preferred shares generally represent an insufficient amount of equity (less than 10%) and create the presumption that preferred shares are insufficient to finance the entity's activities without subordinated financial support. In addition, although the preferred shareholders generally have full exposure to expected losses on the collateral and uncapped potential to receive expected residual returns, they generally do not have the ability to make decisions about the entity that have a significant effect on the entity's financial results because of their limited role in making day-to-day decisions and their limited ability to remove the asset manager. Because one or both of the above conditions will generally be met, the Company has concluded that, even where a CDO/CLO entity issued preferred shares, the entity should be classified as a VIE.

In general, the asset manager, through its ability to purchase and sell assets or—where the reinvestment period of a CDO/CLO has expired—the ability to sell assets, will have the power to direct the activities of the entity that most significantly impact the economic performance of the CDO/CLO. However, where a CDO/CLO has experienced an event of default or an optional redemption period has gone into effect, the activities of the asset manager may be curtailed and/or certain additional rights will generally be provided to the investors in a CDO/CLO entity, including the right to direct the liquidation of the CDO/CLO entity.

The Company does not generally have the power to direct the activities of the entity that most significantly impact the economic performance of the CDOs/CLOs as this power is generally held by a third-party asset manager of the CDO/CLO. As such, those CDOs/CLOs are not consolidated. The Company may consolidate the CDO/CLO when: (i) the Company is the asset manager and no other single investor has the unilateral ability to remove the Company or unilaterally cause the liquidation of the CDO/CLO, or the Company is not the asset manager but has a unilateral right to remove the third-party asset manager or unilaterally liquidate the CDO/CLO and receive the underlying assets, and (ii) the Company has economic exposure to the entity that could be potentially significant to the entity.

The Company continues to monitor its involvement in unconsolidated CDOs/CLOs to assess future consolidation risk. For example, if the Company were to acquire additional interests in these entities and obtain the right, due to an event of default trigger being met, to unilaterally liquidate or direct the activities

of a CDO/CLO, the Company may be required to consolidate the asset entity. The net result of such consolidation would be to gross up the Company's balance sheet by the current fair value of the securities held by third parties and assets held by the CDO/CLO, which amounts are not considered material.

7. DERIVATIVES ACTIVITIES

In the ordinary course of business, the Company enters into various types of derivative transactions. These derivative transactions include:

- *Futures and forward contracts*, which are commitments to buy or sell at a future date a financial instrument, commodity or currency at a contracted price and may be settled in cash or through delivery.
- *Swap contracts*, which are commitments to settle in cash at a future date or dates that may range from a few days to a number of years, based on differentials between specified financial indices, as applied to a notional principal amount.
- *Option contracts*, which give the purchaser, for a premium, the right, but not the obligation, to buy or sell within a specified time a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

The Company enters into these derivative contracts relating to interest rate, foreign currency, commodity, and other market/credit risks for the following reasons:

- *Trading Purposes—Customer Needs:* The Company offers its customers derivatives in connection with their risk-management actions to transfer, modify or reduce their interest rate, foreign exchange and other market/credit risks or for their own trading purposes. As part of this process, the Company considers the customers' suitability for the risk involved and the business purpose for the transaction. The Company also manages its derivative risk positions through offsetting trade activities, controls focused on price verification, and daily reporting of positions to senior managers.
- *Trading Purposes*—CGMI trades derivatives for its own account and as an active market maker. Trading limits and price verification controls are key aspects of this activity.

Derivatives may expose the Company to market, credit or liquidity risks in excess of the amounts recorded on the Consolidated Statement of Financial Condition. Market risk on a derivative product is the exposure created by potential fluctuations in interest rates, foreign-exchange rates and other factors and is a function of the type of product, the volume of transactions, the tenor and terms of the agreement, and the underlying volatility. Credit risk is the exposure to loss in the event of nonperformance by the other party to the transaction where the value of any collateral held is not adequate to cover such losses. Liquidity risk is the potential exposure that arises when the size of the derivative position may not be able to be rapidly adjusted at a reasonable cost in periods of high volatility and financial stress.

Information pertaining to the volume of derivative activity is provided in the tables below. The notional amounts, for both long and short derivative positions, of CGMI's derivative instruments as of December 31, 2012 are presented in the following table.

Derivative Notionals
In millions of dollars at December 31, 2012

Interest rate contracts	
Swaps	$ 323,937
Futures and forwards	528,472
Written options	57,546
Purchased options	36,608
Total interest rate contract notionals	946,563
Equity contracts	
Swaps	4,365
Futures	3,105
Written options	55,131
Purchased options	54,914
Total equity contract notionals	117,515
Foreign exchange forwards, futures and swaps notionals	42,416
Commodity options and futures notionals	408
Credit derivatives (1)	
Protection sold	12,779
Protection purchased	23,016
Total credit derivatives	35,795
Total derivative notionals	$ 1,142,697

(1) Credit derivatives are arrangements designed to allow one party (protection buyer) to transfer the credit risk of a "reference asset" to another party (protection seller). These arrangements allow a protection seller to assume the credit risk associated with the reference asset without directly purchasing that asset. The Company has entered into credit derivative positions for purposes such as risk management, yield enhancement, reduction of credit concentrations and diversification of overall risk.

Derivative Mark-to-Market (MTM) Receivables/Payables

In millions of dollars at December 31, 2012	Assets	Liabilities
Derivative instruments		
Interest rate contracts	$ 3,927	$ 4,657
Equity contracts	1,887	1,994
Foreign exchange contracts	125	71
Credit derivatives	986	350
Total derivatives	6,925	7,072
Cash collateral paid/received (1)	9	—
Less: Netting agreements and market value adjustments (2)	(5,227)	(5,207)
Less: Netting cash collateral received/paid (3)	(1,113)	(962)
Net receivables / payables	$ 594	$ 903

(1) This is the net amount of the $971 million and $1,113 million of gross cash collateral paid and received, respectively. Of the gross cash collateral paid, $1,113 million was used to offset derivative liabilities, and of the gross cash collateral received, $962 million was used to offset derivative assets.
(2) Represents the netting of derivative receivable and payable balances for the same counterparty under enforceable netting agreements.
(3) Represents the netting of cash collateral paid and received by counterparty under enforceable credit support agreements.

All derivatives are reported on the balance sheet at fair value and are classified in *Trading account assets/ Trading account liabilities*. In addition, where applicable, all such contracts covered by master netting agreements are reported net. Gross positive fair values are netted with gross negative fair values by counterparty pursuant to a valid master netting agreement. In addition, payables and receivables in respect of cash collateral received from or paid to a given counterparty are included in this netting. However, non-cash collateral is not included.

Credit Derivatives

A credit derivative is a bilateral contract between a buyer and a seller under which the seller agrees to provide protection to the buyer against the credit risk of a particular entity ("reference entity" or "reference credit"). Credit derivatives generally require that the seller of credit protection make payments to the buyer upon the occurrence of predefined credit events (commonly referred to as "settlement triggers"). These settlement triggers are defined by the form of the derivative and the reference credit and are generally limited to the market standard of failure to pay on indebtedness and bankruptcy of the reference credit and, in a more limited range of transactions, debt restructuring. Credit derivative transactions referring to emerging market reference credits will also typically include additional settlement triggers to cover the acceleration of indebtedness and the risk of repudiation or a payment moratorium. In certain transactions, protection may be provided on a portfolio of referenced credits or asset-backed securities. The seller of such protection may not be required to make payment until a specified amount of losses has occurred with respect to the portfolio and/or may only be required to pay for losses up to a specified amount.

The Company trades a range of credit derivatives, through which the Company either purchases or writes protection on either a single name or a portfolio of reference credits. The Company uses credit derivatives to help mitigate credit risk in its trading account portfolios and other cash positions, and to facilitate client transactions.

The range of credit derivatives sold includes credit default swaps and total return swaps.

A credit default swap is a contract in which, for a fee, a protection seller agrees to reimburse a protection buyer for any losses that occur due to a credit event on a reference entity. If there is no credit default event or settlement trigger, as defined by the specific derivative contract, then the protection seller makes no payments to the protection buyer and receives only the contractually specified fee. However, if a credit event occurs as defined in the specific derivative contract sold, the protection seller will be required to make a payment to the protection buyer.

A total return swap transfers the total economic performance of a reference asset, which includes all associated cash flows, as well as capital appreciation or depreciation. The protection buyer receives a floating rate of interest and any depreciation on the reference asset from the protection seller and, in return, the protection seller receives the cash flows associated with the reference asset plus any appreciation. Thus, according to the total return swap agreement, the protection seller will be obligated to make a payment any time the floating interest rate payment and any depreciation of the reference asset exceed the cash flows associated with the underlying asset. A total return swap may terminate upon a default of the reference asset subject to the provisions of the related total return swap agreement between the protection seller and the protection buyer.

The following table summarizes the key characteristics of the Company's credit derivative portfolio as protection seller as of December 31, 2012:

In millions of dollars as of December 31, 2012	Maximum potential amount of future payments	Fair value payable
By industry/counterparty		
Bank	$12,003	$190
Broker-dealer	726	6
Insurance and other financial institutions	50	—
Total by industry/counterparty	$12,779	$196
By instrument		
Credit default swaps	$12,737	$196
Total return swaps	42	—
Total by instrument	$12,779	$196
By rating		
Investment grade	$55	$ —
Non-investment grade	66	4
Not rated	12,658	192
Total by rating	$12,779	$196
By maturity		
Within 1 year	$10	$ —
From 1 to 5 years	10,011	22
After 5 years	2,758	174
Total by maturity	$12,779	$196

CGMI evaluates the payment/performance risk of the credit derivatives for which it stands as a protection seller based on the credit rating assigned to the underlying referenced credit. Where external ratings by nationally recognized statistical rating organizations (such as Moody's and S&P) are used, investment grade

ratings are considered to be Baa/BBB or above, while anything below is considered non-investment grade. CGMI internal ratings are in line with the related external credit rating system. On certain underlying reference credits, mainly related to over-the-counter credit derivatives, ratings are not available, and these are included in the not-rated category. Credit derivatives written on an underlying non-investment grade reference credit represent greater payment risk to the Company. The non-investment grade category in the table above primarily includes credit derivatives where the underlying referenced entity has been downgraded subsequent to the inception of the derivative.

The maximum potential amount of future payments under credit derivative contracts presented in the table above is based on the notional value of the derivatives. The Company believes that the maximum potential amount of future payments for credit protection sold is not representative of the actual loss exposure based on historical experience. This amount has not been reduced by the Company's rights to the underlying assets and the related cash flows. In accordance with most credit derivative contracts, should a credit event (or settlement trigger) occur, the Company is usually liable for the difference between the protection sold and the recourse it holds in the value of the underlying assets. Thus, if the reference entity defaults, CGMI will generally have a right to collect on the underlying reference credit and any related cash flows, while being liable for the full notional amount of credit protection sold to the buyer. Furthermore, this maximum potential amount of future payments for credit protection sold has not been reduced for any cash collateral paid to a given counterparty as such payments would be calculated after netting all derivative exposures, including any credit derivatives with that counterparty in accordance with a related master netting agreement. Due to such netting processes, determining the amount of collateral that corresponds to credit derivative exposures alone is not possible. The Company actively monitors open credit risk exposures and manages this exposure by using a variety of strategies, including purchased credit derivatives, cash collateral or direct holdings of the referenced assets. This risk mitigation activity is not captured in the table above.

8. CONCENTRATIONS OF CREDIT RISK

Concentrations of credit risk exist when changes in economic, industry or geographic factors similarly affect groups of counterparties whose aggregate credit exposure is material in relation to the Company's total credit exposure. In connection with the Company's efforts to maintain a diversified portfolio, the Company limits its exposure to any one individual creditor and monitors this exposure on a continuous basis. At December 31, 2012, the Company's most significant concentration of credit risk was with the U.S. government and its agencies. The Company's exposure, which primarily results from trading assets issued by the U.S. government and its agencies, amounted to $42.8 billion at December 31, 2012. With the addition of U.S. government and U.S. government-agency securities pledged as collateral by counterparties in connection with collateralized financing activity, the Company's total holdings of U.S. government and U.S. government-agency securities were approximately $165 billion or 61% of the Company's total assets before netting at December 31, 2012.

9. FAIR VALUE MEASUREMENT

ASC 820-10 (formerly SFAS 157), *Fair Value Measurement*, defines fair value, establishes a consistent framework for measuring fair value and requires disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Among other things, the standard requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Under ASC 820-10, the probability of default of a counterparty is factored into the valuation of derivative positions and includes the impact of CGMI's own credit risk on derivatives and other liabilities measured at

fair value.

Fair Value Hierarchy
ASC 820-10 specifies a hierarchy of inputs based on whether the inputs are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs have created the following fair value hierarchy:

- Level 1: Quoted prices for *identical* instruments in active markets.
- Level 2: Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are *observable* in active markets.
- Level 3: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable.*

This hierarchy requires the use of observable market data when available. The Company considers relevant and observable market prices in its valuations where possible. The frequency of transactions, the size of the bid-ask spread and the amount of adjustment necessary when comparing similar transactions are all factors in determining the liquidity of markets and the relevance of observed prices in those markets.

The Company's policy with respect to transfers between levels of the fair value hierarchy is to recognize transfers into and out of each level as of the end of each quarter.

Determination of Fair Value
For assets and liabilities carried at fair value, the Company measures such value using the procedures set out below, irrespective of whether these assets and liabilities are carried at fair value as a result of an election or whether they are required to be carried at fair value.

When available, the Company generally uses quoted market prices to determine fair value and classifies such items as Level 1. In some cases where a market price is available, the Company will make use of acceptable practical expedients (such as matrix pricing) to calculate fair value, in which case the items are classified as Level 2.

If quoted market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based parameters, such as interest rates, currency rates, option volatilities, etc. Items valued using such internally generated valuation techniques are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified as Level 3 even though there may be some significant inputs that are readily observable.

The Company may also apply a price-based methodology, which utilizes, where available, quoted prices or other market information obtained from recent trading activity in positions with the same or similar characteristics to the position being valued. The market activity and the amount of the bid-ask spread are among the factors considered in determining the liquidity of markets and the relevance of observed prices from those markets. If relevant and observable prices are available, those valuations may be classified as Level 2. When less liquidity exists for a security, a quoted price is stale, a significant adjustment to the price of a similar security is necessary to reflect differences in the terms of the actual security being valued, or prices from independent sources are insufficient to corroborate the valuation, the "price" inputs are considered unobservable and the fair value measurements are classified as Level 3.

Fair value estimates from internal valuation techniques are verified, where possible, to prices obtained from

independent vendors or brokers. Vendors and brokers' valuations may be based on a variety of inputs ranging from observed prices to proprietary valuation models.

The following section describes the valuation methodologies used by the Company to measure various financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified. Where appropriate, the description includes details of the valuation models, the key inputs to those models and any significant assumptions.

Market valuation adjustments

Liquidity adjustments are applied to items in Level 2 and Level 3 of the fair value hierarchy to ensure that the fair value reflects the liquidity or illiquidity of the market. The liquidity reserve may utilize the bid-offer spread for an instrument as one of the factors.

Counterparty credit-risk adjustments are applied to derivatives, such as over-the-counter uncollateralized derivatives, where the base valuation uses market parameters based on the relevant base interest rate curves. Not all counterparties have the same credit risk as that implied by the relevant base curve, so it is necessary to consider the market view of the credit risk of a counterparty in order to estimate the fair value of such an item.

Bilateral or "own" credit-risk adjustments are applied to reflect the Company's own credit risk when valuing derivatives and liabilities measured at fair value. Counterparty and own credit adjustments consider the expected future cash flows between CGMI and its counterparties under the terms of the instrument and the effect of credit risk on the valuation of those cash flows, rather than a point-in-time assessment of the current recognized net asset or liability. Furthermore, the credit-risk adjustments take into account the effect of credit-risk mitigants, such as pledged collateral and any legal right of offset (to the extent such offset exists) with a counterparty through arrangements such as netting agreements.

Generally, the unit of account for a financial instrument is the individual financial instrument. The Company applies market valuation adjustments that are consistent with the unit of account, which does not include adjustment due to the size of the Company's position, except as follows. ASC 820-10 permits an exception, through an accounting policy election, to measure the fair value of a portfolio of financial assets and financial liabilities on the basis of the net open risk position when certain criteria are met. CGMI has elected to measure certain portfolios of financial instruments, such as derivatives, that meet those criteria on the basis of the net open risk position. The Company applies market valuation adjustments, including adjustments to account for the size of the net open risk position, consistent with market participant assumptions and in accordance with the unit of account.

Valuation Process for Level 3 Fair Value Measurements

Price verification procedures and related internal control procedures are governed by the Citigroup *Pricing and Price Verification Policy and Standards*, which is jointly owned by Finance and Risk Management. Finance has implemented the *ICG Securities and Banking Pricing and Price Verification Standards and Procedures* to facilitate compliance with this policy.

For fair value measurements of substantially all assets and liabilities held by the Company, individual business units are responsible for valuing the trading account assets and liabilities, and Product Control within Finance performs independent price verification procedures to evaluate those fair value measurements. Product Control is independent of the individual business units and reports into the Global Head of Product Control. It has the final authority over the independent valuation of financial assets and liabilities. Fair value measurements of assets and liabilities are determined using various techniques,

including, but not limited to, discounted cash flows and internal models, such as option and correlation models.

Based on the observability of inputs used, Product Control classifies the inventory as Level 1, Level 2 or Level 3 of the fair value hierarchy. When a position involves one or more significant inputs that are not directly observable, additional price verification procedures are applied. These procedures may include reviewing relevant historical data, analyzing profit and loss, valuing each component of a structured trade individually, and benchmarking, among others.

Reports of inventory that is classified within Level 3 of the fair value hierarchy are distributed to senior management in Finance, Risk and the individual business. This inventory is also discussed in Risk Committees and in monthly meetings with senior trading management. As deemed necessary, reports may go to the Citigroup Audit Committee of the Board of Directors or to the full Board of Directors. Whenever a valuation adjustment is needed to bring the price of an asset or liability to its exit price, Product Control reports it to management along with other price verification results.

In addition, the pricing models used in measuring fair value are governed by an independent control framework. Although the models are developed and tested by the individual business units, they are independently validated by the Model Validation Group within Risk Management and reviewed by Finance with respect to their impact on the price verification procedures. The purpose of this independent control framework is to assess model risk arising from models' theoretical soundness, calibration techniques where needed, and the appropriateness of the model for a specific product in a defined market. Valuation adjustments, if any, go through a similar independent review process as the valuation models. To ensure their continued applicability, models are independently reviewed annually. In addition, Risk Management approves and maintains a list of products permitted to be valued under each approved model for a given business.

Securities borrowed or purchased under agreements to resell and securities sold under agreements to repurchase

No quoted prices exist for such instruments so fair value is determined using a discounted cash-flow technique. Cash flows are estimated based on the terms of the contract, taking into account any embedded derivative or other features. Expected cash flows are discounted using interest rates appropriate to the maturity of the instrument as well as the nature of the underlying collateral. Generally, when such instruments are held at fair value, they are classified within Level 2 of the fair value hierarchy as the inputs used in the valuation are readily observable. However, certain long-dated positions are classified within Level 3 of the fair value hierarchy.

Trading account assets and liabilities—trading securities

When available, the Company uses quoted market prices to determine the fair value of trading securities; such items are classified as Level 1 of the fair value hierarchy. Examples include some government securities and exchange-traded equity securities.

For bonds traded over the counter, the Company generally determines fair value utilizing valuation techniques, including discounted cash flows, price-based and internal models, such as Black-Scholes and Monte Carlo simulation. Fair value estimates from these internal valuation techniques are verified, where possible, to prices obtained from independent vendors. Vendors compile prices from various sources and may apply matrix pricing for similar bonds where no price is observable. A price-based methodology utilizes, where available, quoted prices or other market information obtained from recent trading activity of assets with similar characteristics to the bond being valued. The yields used in discounted cash flow models

are derived from the same price information. Trading securities priced using such methods are generally classified as Level 2. However, when less liquidity exists for a security, a quoted price is stale, a significant adjustment to the price of a similar security is necessary to reflect differences in the terms of the actual security being valued, or prices from independent sources are insufficient to corroborate valuation, a security is generally classified as Level 3. The price input used in a price-based methodology may be zero for a security, such as a subprime CDO, that is not receiving any principal or interest and is currently written down to zero.

Trading account assets and liabilities—derivatives

The majority of derivatives entered into by the Company are executed over the counter and are valued using internal valuation techniques, as no quoted market prices exist for such instruments. The valuation techniques and inputs depend on the type of derivative and the nature of the underlying instrument. The principal techniques used to value these instruments are discounted cash flows and internal models, including Black-Scholes and Monte Carlo simulation. The fair values of derivative contracts reflect cash the Company has paid or received (for example, option premiums paid and received).

The key inputs depend upon the type of derivative and the nature of the underlying instrument and include interest rate yield curves, foreign-exchange rates, volatilities and correlation. The Company uses overnight indexed swap (OIS) curves as fair value measurement inputs for the valuation of certain collateralized interest-rate related derivatives. The instrument is classified as either Level 2 or Level 3 depending upon the observability of the significant inputs to the model.

Subprime-related direct exposures in CDOs

The valuation of high-grade and mezzanine asset-backed security (ABS) CDO positions utilizes prices based on the underlying assets of each high-grade and mezzanine ABS CDO. The high-grade and mezzanine positions are largely hedged through the ABX and bond short positions. This results in closer symmetry in the way these long and short positions are valued by the Company. CGMI uses trader marks to value this portion of the portfolio and will do so as long as it remains largely hedged.

For most of the lending and structuring direct subprime exposures, fair value is determined utilizing observable transactions where available, other market data for similar assets in markets that are not active and other internal valuation techniques.

Alt-A mortgage securities

The Company classifies its Alt-A mortgage securities as trading investments. The securities are recorded at fair value. For these purposes, CGMI defines Alt-A mortgage securities as non-agency residential mortgage-backed securities (RMBS) where (i) the underlying collateral has weighted average FICO scores between 680 and 720 or (ii) for instances where FICO scores are greater than 720, RMBS have 30% or less of the underlying collateral composed of full documentation loans.

Similar to the valuation methodologies used for other trading securities and trading loans, the Company generally determines the fair values of Alt-A mortgage securities utilizing internal valuation techniques. Fair value estimates from internal valuation techniques are verified, where possible, to prices obtained from independent vendors. Consensus data providers compile prices from various sources. Where available, the Company may also make use of quoted prices for recent trading activity in securities with the same or similar characteristics to the security being valued.

The valuation techniques used for Alt-A mortgage securities, as with other mortgage exposures, are price-based and discounted cash flows. The primary market-derived input is yield. Cash flows are based on

current collateral performance with prepayment rates and loss projections reflective of current economic conditions of housing price change, unemployment rates, interest rates, borrower attributes and other market indicators.

Alt-A mortgage securities that are valued using these methods are generally classified as Level 2. However, Alt-A mortgage securities backed by Alt-A mortgages of lower quality or subordinated tranches in the capital structure are mostly classified as Level 3 due to the reduced liquidity that exists for such positions, which reduces the reliability of prices available from independent sources.

Items Measured at Fair Value on a Recurring Basis
The following table presents for each of the fair value hierarchy levels the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2012. The Company's hedging of positions that have been classified in the Level 3 category is not limited to other financial instruments (hedging instruments) that have been classified as Level 3, but also instruments classified as Level 1 or Level 2 of the fair value hierarchy. The effects of these hedges are presented gross in the following table.

In millions of dollars at December 31, 2012	Level 1	Level 2	Level 3	Gross inventory	Netting [(1)]	Net balance
Assets						
Securities purchased under agreements to resell and securities borrowed	$ —	$ 121,488	$ 4,786	$ 126,274	$ (19,700)	$ 106,574
Trading securities						
Trading mortgage-backed securities						
U.S. government-sponsored agency guaranteed	—	27,257	1,088	28,345	—	28,345
Prime	—	354	464	818	—	818
Alt-A	—	475	131	606	—	606
Subprime	—	397	67	464	—	464
Commercial	—	1,027	270	1,297	—	1,297
Total trading mortgage-backed securities	—	29,510	2,020	31,530	—	31,530
U.S. Treasury and federal agency securities						
U.S. Treasury	9,623	2,484	—	12,107	—	12,107
Agency obligations	—	2,360	—	2,360	—	2,360
Total U.S. Treasury and federal agency securities	9,623	4,844	—	14,467	—	14,467
State and municipal	—	619	44	663	—	663
Foreign government	31	441	15	487	—	487
Corporate	—	6,909	177	7,086	—	7,086
Equity securities	10,989	55	53	11,097	—	11,097
Asset-backed securities	—	727	3,601	4,328	—	4,328
Other debt securities	—	—	5	5	—	5
Total trading securities	20,643	43,105	5,915	69,663	—	69,663
Trading account derivatives						
Interest rate contracts	—	3,927	—	3,927		
Equity contracts	48	1,816	23	1,887		
Foreign exchange contracts	18	107	—	125		
Credit derivatives	—	742	244	986		
Total trading account derivatives	66	6,592	267	6,925		
Gross cash collateral paid				971		
Netting agreements and market value adjustments					(7,302)	
Total derivatives	66	6,592	267	7,896	(7,302)	594
Loans	—	—	100	100	—	100
Total assets	$ 20,709	$ 171,185	$ 11,068	$ 203,933	$ (27,002)	$ 176,931
Total as a percentage of gross assets [(2)]	10.2%	84.3%	5.5%	100.0%		

In millions of dollars at December 31, 2012	Level 1	Level 2	Level 3	Gross inventory	Netting [(1)]	Net balance
Liabilities						
Securities sold under agreements to repurchase	$ —	$ 80,892	$ 746	$ 81,638	$ (19,700)	$ 61,938
Trading account liabilities						
Securities sold, not yet purchased [(2)]	14,853	4,883	55	19,791	—	19,791
Trading account derivatives						
Interest rate contracts	—	4,322	335	4,657		
Equity contracts	244	1,750	—	1,994		
Foreign exchange contracts	10	58	3	71		
Credit derivatives	—	348	2	350		
Total trading account derivatives	254	6,478	340	7,072		
Gross cash collateral received				1,113		
Netting agreements and market value adjustments					(7,282)	
Total derivatives	254	6,478	340	8,185	(7,282)	903
Long-term debt	—	—	100	100	—	100
Total liabilities	$ 15,107	$ 92,253	$ 1,241	$ 109,714	$ (26,982)	$ 82,732
Total as a percentage of gross liabilities [(3)]	13.9%	85.0%	1.1%	100.0%		

(1) Represents netting of: (i) the amounts due under securities purchased under agreements to resell and the amounts owed under securities sold under agreements to repurchase; and (ii) derivative exposures covered by a qualifying master netting agreement, cash collateral and the market value adjustment.

(2) Percentage is calculated based on total assets and liabilities measured at fair value on a recurring basis, excluding collateral paid/received on derivatives.

(3) Securities sold, not yet purchased includes U.S. government and government agency securities, equity securities, corporate debt securities, foreign government securities and other debt securities.

Valuation Techniques and Inputs for Level 3 Fair Value Measurements

The Company's Level 3 inventory consists of both cash securities and derivatives of varying complexities. The valuation methodologies applied to measure the fair value of these positions include discounted cash flow analyses, internal models and comparative analysis. A position is classified within Level 3 of the fair value hierarchy when at least one input is unobservable and is considered significant to its valuation. The specific reason for why an input is deemed unobservable varies. For example, at least one significant input to the pricing model is not observable in the market, at least one significant input has been adjusted to make it more representative of the position being valued, or the price quote available does not reflect sufficient trading activities.

The following table presents the valuation techniques covering the majority of Level 3 inventory and the most significant unobservable inputs used in Level 3 fair value measurements as of December 31, 2012. Differences between this table and amounts presented in the Level 3 Fair Value Rollforward table represent individually immaterial items that have been measured using a variety of valuation techniques other than those listed.

	Fair Value [1] *(in millions)*	Methodology	Input	Low [2] [3]	High [2] [3]
Assets					
Securities purchased under agreements to resell and securities borrowed	$4,786	Cash flow	Interest Rate	1.09%	1.50%
Trading securities					
Mortgage-backed securities	$1,119	Yield Analysis	Yield	0.37%	19.79%
	852	Price-based	Price	$0.00	$135.00
State and municipal, foreign government, and corporate debt securities	$200	Price-based	Price	$0.00	$146.00
	20	Yield Analysis	Yield	0.00%	15.00%
Equity securities	$22	Cash flow	Price	$0.00	$136.63
	16	Comparables	Yield	9.00%	10.00%
	9	Price-based	Prepayment Period	3 years	3 years
Asset-backed securities	$3,362	Price-based	Price	$0.00	$136.63
	158	Cash flow	Credit Correlation	15.00%	90.00%
			Yield	1.26%	18.00%
			Weighted Average Life (WAL)	0.34 years	16.07 years
Derivatives – Gross [4]					
Interest rate contracts (gross)	$327	Internal Model	Mean Reversion	1.00%	20.00%
Equity contracts (gross)	$21	Price-based	Price	$0.00	$166.47
Credit derivatives (gross)	$245	Internal Model	Recovery Rate	6.50%	78.00%
			Credit Correlation	5.00%	95.00%
			Price	$34.00	$68.00
Loans	$100	Price-based	Price	$100.00	$100.00
Liabilities					
Securities sold under agreements to repurchase	$746	Internal Model	Interest Rate	0.59%	2.53%
Trading account liabilities					
Securities sold, not yet purchased	$32	Price-based	Price	$0.00	$146.00
	$23	Cash flow	Yield	3.40%	14.40%
			WAL	0.34 years	16.07 years
Long-term debt	$100	Price-based	Price	$100.00	$100.00

(1) The fair value amounts presented in this table represent the primary valuation technique or techniques for each class of assets or liabilities.
(2) Some inputs are shown as zero due to rounding.
(3) When the low and high inputs are the same, there is either a constant input applied to all positions, or the methodology involving the input applies to one large position only.
(4) Trading account derivatives – assets and liabilities – are presented on a gross absolute value basis.

Sensitivity to Unobservable Inputs and Interrelationships between Unobservable Inputs

The impact of key unobservable inputs on the Level 3 fair value measurements may not be independent of one another. In addition, the amount and direction of the impact on a fair value measurement for a given change in an unobservable input depends on the nature of the instrument as well as whether the Company holds the instrument as an asset or a liability. For certain instruments, the pricing, hedging, and risk management are sensitive to the correlation between various inputs rather than on the analysis and aggregation of the individual inputs.

The following section describes the sensitivities and interrelationships of the most significant unobservable inputs used by the Company in Level 3 fair value measurements.

Correlation
Correlation is a measure of the co-movement between two or more variables. A variety of correlation-related assumptions are required for a wide range of instruments including equity and credit baskets, CDOs backed by loans or bonds, mortgages, subprime mortgages and many other instruments. For almost all of these instruments, correlations are not observable in the market and must be estimated using historical information. Estimating correlation can be especially difficult where it may vary over time. Extracting correlation information from market data requires significant assumptions regarding the informational efficiency of the market (for example, swaption markets). Changes in correlation levels can have a major impact, favorable or unfavorable, on the value of an instrument, depending on its nature. A change in the default correlation of the fair value of the underlying bonds comprising a CDO structure would affect the fair value of the senior tranche. For example, an increase in the default correlation of the underlying bonds would reduce the fair value of the senior tranche because highly correlated instruments produce larger losses in the event of default and a part of these losses would become attributable to the senior tranche. That same change in default correlation would have a different impact on junior tranches of the same structure.

Yield
Adjusted yield is generally used to discount the projected future principal and interest cash flows on instruments, such as asset-backed securities. Adjusted yield is impacted by changes in the interest rate environment and relevant credit spreads.

Sometimes, the yield of an instrument is not observable in the market and must be estimated from historical data or from yields of similar securities. This estimated yield may need to be adjusted to capture the characteristics of the security being valued. In other situations, the estimated yield may not represent sufficient market liquidity and must be adjusted as well. Whenever the amount of the adjustment is significant to the value of the security, the fair value measurement is classified as Level 3.

Prepayment
Voluntary unscheduled payments (prepayments) change the future cash flows for the investor and thereby change the fair value of the security. The effect of prepayments is more pronounced for residential mortgage-backed securities. An increase in prepayment—in speed or magnitude—generally creates losses for the holder of these securities. Prepayment is generally negatively correlated with delinquency and interest rate. A combination of low prepayment and high delinquencies amplify each input's negative impact on mortgage securities' valuation. As prepayment speeds change, the weighted average life of the security changes, which impacts the valuation either positively or negatively, depending upon the nature of the security and the direction of the change in the weighted average life.

Recovery
Recovery is the proportion of the total outstanding balance of a bond or loan that is expected to be collected in a liquidation scenario. For many credit securities (such as asset-backed securities), there is no directly observable market input for recovery, but indications of recovery levels are available from pricing services. The assumed recovery of a security may differ from its actual recovery that will be observable in the future. The recovery rate impacts the valuation of credit securities. Generally, an increase in the recovery rate assumption increases the fair value of the security. An increase in loss severity, the inverse of the recovery rate, reduces the amount of principal available for distribution and as a result, decreases the fair value of the security.

Mean Reversion
A number of financial instruments require an estimate of the rate at which the interest rate reverts to its long term average. Changes in this estimate can significantly affect the fair value of these instruments. However, sometimes there is insufficient external market data to calibrate this parameter, especially when pricing more complex instruments. The level of mean reversion affects the correlation between short- and long-term interest rates. The fair values of more complex instruments, such as Bermudan swaptions (options with multiple exercise dates) and constant maturity spread options, are more sensitive to the changes in this correlation as compared to less complex instruments, such as caps and floors.

Qualitative Discussion of the Ranges of Significant Unobservable Inputs
The following section describes the ranges of the most significant unobservable inputs used by the Company in Level 3 fair value measurements. The level of aggregation and the diversity of instruments held by the Company lead to a wide range of unobservable inputs that may not be evenly distributed across the Level 3 inventory.

Correlation
There are many different types of correlation inputs, for example, credit correlation, cross-asset correlation (such as equity-interest rate correlation), and same-asset correlation (such as interest rate-interest rate correlation). Correlation inputs are generally used to value hybrid and exotic instruments. Generally, same-asset correlation inputs have a narrower range than cross-asset correlation inputs. However, due to the complex and unique nature of these instruments, the ranges for correlation inputs can vary widely across portfolios.

Yield
Ranges for the yield inputs vary significantly depending upon the type of security. For example, securities that typically have lower yields, such as municipal bonds, will fall on the lower end of the range, while more illiquid securities or securities with lower credit quality, such as certain residual tranche asset-backed securities, will have much higher yield inputs.

Price
The price input is a significant unobservable input for certain fixed income instruments. For these instruments, the price input is expressed as a percentage of the notional amount, with a price of $100 meaning that the instrument is valued at par. For most of these instruments, the price varies between zero to $100, or slightly above $100. Relatively illiquid assets that have experienced significant losses since issuance, such as certain asset-backed securities, are at the lower end of the range, whereas most investment grade corporate bonds will fall in the middle to the higher end of the range. For certain structured debt instruments with embedded derivatives, the price input may be above $100 to reflect the embedded features of the instrument (for example, a step-up coupon or a conversion option). For the following classes of fixed income instruments, the weighted average price input below provides insight regarding the central tendencies of the ranges of this input reported for each instrument class as of December 31, 2012:

Mortgage-backed securities	$ 47.13
State and municipal, foreign government, corporate, and other debt securities	72.14
Asset-backed securities	60.14
Loans	100.00
Long-term debt	100.00

The price input is also a significant unobservable input for certain equity securities; however, the range of price inputs varies depending on the nature of the position, the number of shares outstanding and other factors. Because of these factors, the weighted average price input for equity securities does not provide insight regarding the central tendencies of the ranges for equity securities, as equity prices are generally independent of one another and are not subject to a common measurement scale (for example, the zero to $100 range applicable to debt instruments).

Estimated Fair Value of Financial Instruments Not Carried at Fair Value
The table below presents the carrying value and fair value of CGMI's financial instruments which are not carried at fair value. The table below therefore excludes items measured at fair value on a recurring basis presented in the tables above.

The disclosure also excludes leases and affiliate investments. Also, as required, the disclosure excludes the effect of taxes, any premium or discount that could result from offering for sale at one time the entire holdings of a particular instrument and other expenses that would be incurred in a market transaction. In addition, the table excludes the values of non-financial assets and liabilities, as well as a wide range of relationship and intangible values, which are integral to a full assessment of CGMI's financial position and the value of its net assets.

The fair value represents management's best estimates based on a range of methodologies and assumptions. The carrying value of short-term financial instruments not accounted for at fair value, as well as receivables and payables arising in the ordinary course of business, approximates fair value because of the relatively short period of time between their origination and expected realization.

	December 31, 2012		Estimated fair value		
In billions of dollars	Carrying value	Estimated fair value	Level 1	Level 2	Level 3
Assets					
Collateralized short-term financing agreements	$47.2	$47.2	$ —	$47.2	$ —
Receivables	11.7	11.7	—	—	11.7
Other financial assets (1)	14.5	14.5	—	11.4	3.1
Liabilities					
Collateralized short-term financing agreements	$74.8	$74.8	$ —	$74.8	$ —
Payables to customers, brokers, dealers and clearing organizations	45.1	45.1	—	—	45.1
Long-term debt	14.7	14.7	—	7.2	7.5
Other financial liabilities (2)	21.6	21.6	—	19.9	1.7

(1) Includes cash and cash equivalents, cash segregated and on deposit for Federal and other regulations or deposited with clearing organizations, and other financial instruments included in *Other assets* on the Consolidated Statement of Financial Condition, for all of which the carrying value is a reasonable estimate of fair value.
(2) Includes short-term borrowings and other financial instruments included in *Other payables and accrued liabilities* on the Consolidated Statement of Financial Condition, for all of which the carrying value is a reasonable estimate of fair value.

Fair values vary from period to period based on changes in a wide range of factors, including interest rates, credit quality, and market perceptions of value and as existing assets and liabilities run off and new transactions are entered into.

10. COLLATERAL, COMMITMENTS AND GUARANTEES

Collateral

At December 31, 2012, the approximate fair value of collateral received by the Company that may be resold or repledged by the Company, excluding the impact of allowable netting, was $214 billion. This collateral was received in connection with resale agreements, securities borrowings and loans, and margined broker loans. At December 31, 2012, a substantial portion of the collateral received by the Company had been sold or repledged in connection with repurchase agreements, securities sold, not yet purchased, securities borrowings and loans, pledges to clearing organizations and segregation requirements under securities laws and regulations.

Lease Commitments

Future minimum annual rentals under noncancelable leases, net of sublease income, are as follows:

In millions of dollars	
2013	$ 113
2014	111
2015	111
2016	110
2017	109
Thereafter	326
Minimum future rentals	$ 880

Securities lending indemnifications

Owners of securities frequently lend those securities for a fee to other parties who may sell them short or deliver them to another party to satisfy some other obligation. Broker-dealers may administer such securities lending programs for their clients. Securities lending indemnifications are issued by the broker-dealer to guarantee that a securities lending customer will be made whole in the event that the security borrower does not return the security subject to the lending agreement and collateral held is insufficient to cover the market value of the security. CGMI had issued $780 million in fully collateralized securities lending indemnifications at December 31, 2012. The carrying value of securities lending indemnifications is not material, as the Company has determined that the amount and probability of potential liabilities arising from these guarantees are not significant.

Representation and Warranty Indemnifications

In the normal course of business, the Company provides standard representations and warranties to counterparties in contracts in connection with numerous transactions and also provides indemnifications, including indemnifications that protect the counterparties to the contracts in the event that additional taxes are owed due either to a change in the tax law or an adverse interpretation of the tax law. Counterparties to these transactions provide the Company with comparable indemnifications. While such representations, warranties and indemnifications are essential components of many contractual relationships, they do not represent the underlying business purpose for the transactions. The indemnification clauses are often standard contractual terms related to the Company's own performance under the terms of a contract and are entered into in the normal course of business based on an assessment that the risk of loss is remote. Often these clauses are intended to ensure that terms of a contract are met at inception. No compensation is received for these standard representations and warranties, and it is not possible to determine their fair value because they rarely, if ever, result in a payment. In many cases, there are no stated or notional amounts included in the indemnification clauses and the contingencies potentially triggering the obligation to

indemnify have not occurred and are not expected to occur. There are no amounts reflected on the Consolidated Statement of Financial Condition as of December 31, 2012, related to these indemnifications.

Value-Transfer Networks
The Company is a member of, or shareholder in, hundreds of value-transfer networks (VTNs) (payment, clearing and settlement systems as well as exchanges) around the world. As a condition of membership, many of these VTNs require that members stand ready to pay a pro rata share of the losses incurred by the organization due to another member's default on its obligations. The Company's potential obligations may be limited to its membership interests in the VTNs, contributions to the VTN's funds, or, in limited cases, the obligation may be unlimited. The maximum exposure cannot be estimated as this would require an assessment of future claims that have not yet occurred. Management believes the risk of loss is remote given historical experience with the VTNs. Accordingly, there are no amounts reflected on the Consolidated Statement of Financial Condition as of December 31, 2012 for potential obligations that could arise from the Company's involvement with VTN associations.

11. RELATED PARTY BALANCES
CFPI, an indirect, wholly owned subsidiary of Citigroup, owns 100% of the outstanding common stock of the Company. Pursuant to various intercompany agreements, a number of significant transactions are carried out between the Company and Citigroup and/or their affiliates.

Detailed below is a summary of the Company's transactions with other Citigroup affiliates which are included in the accompanying Consolidated Statement of Financial Condition as of December 31, 2012. These amounts exclude intercompany balances that eliminate in consolidation.

STATEMENT OF FINANCIAL CONDITION ITEMS

In millions of dollars	December 31, 2012
Assets	
Cash and cash equivalents	$ 367
Cash and securities segregated and on deposit for Federal and other regulations or deposited with clearing organizations	7,433
Collateralized short-term financing agreements:	
Securities purchased under agreements to resell	8,774
Deposits paid for securities borrowed	7,012
Equities	7,801
Derivatives and other trading account assets	278
Receivables from Customer and Brokers, dealers and clearing organizations	1,217
Other assets and other receivables	394
Total assets	$ 33,276
Liabilities	
Short-term borrowings	$ 19,643
Collateralized short-term financing agreements:	
Securities sold under agreements to repurchase	27,953
Deposits received for securities loaned	9,429
Derivatives	25
Payables and accrued liabilities:	
Customers	2,765
Brokers, dealers and clearing organizations	11,599
Other	1,412
Long-term debt	6,000
Subordinated indebtedness	8,445
Total liabilities	$ 87,271

Incentive Plans and Retirement Benefits

As discussed in Note 2, the Company participates in various Citigroup stock-based compensation programs under which Citigroup makes restricted or deferred stock and/or deferred cash awards, as well as stock payments as part of its discretionary annual incentive award programs involving a large segment of Citigroup's employees worldwide, including employees of CGMI. The Company pays Citigroup directly for participation in certain of its stock-based compensation programs, but receives a capital contribution for those awards related to participation in the employee incentive stock option program. As discussed in Note 2, the Company participates in several non-contributory defined benefit pension plans and a defined contribution plan sponsored by Citigroup covering certain eligible employees.

Other Intercompany Agreements

Citigroup and its subsidiaries engage in other transactions and servicing activities with the Company, including cash management, data processing, telecommunications, payroll processing, and administration, facilities procurement, underwriting and others.

12. CONTINGENCIES

Overview

In addition to the matters described below, in the ordinary course of business, CGMI, its parent entity Citigroup, and its affiliates and subsidiaries, as well as their respective current and former officers, directors and employees (for purposes of this section, sometimes collectively referred to as Citigroup and Related Parties), routinely are named as defendants in, or as parties to, various legal actions and proceedings. Certain of these actions and proceedings assert claims or seek relief in connection with alleged violations of consumer protection, securities, banking, antifraud, antitrust, anti-money laundering, employment and other statutory and common laws. Certain of these actual or threatened legal actions and proceedings include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief, and in some instances seek recovery on a class-wide basis.

In the ordinary course of business, Citigroup and Related Parties also are subject to governmental and regulatory examinations, information-gathering requests, investigations and proceedings (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, restitution, disgorgement, injunctions or other relief. In addition, Citigroup is a bank holding company, and certain affiliates and subsidiaries of CGMI are banks, registered broker-dealers, futures commission merchants, investment advisers or other regulated entities and, in those capacities, are subject to regulation by various U.S., state and foreign securities, banking, commodity futures, consumer protection and other regulators. In connection with formal and informal inquiries by these regulators, Citigroup and such affiliates and subsidiaries receive numerous requests, subpoenas and orders seeking documents, testimony and other information in connection with various aspects of their regulated activities.

Because of the global scope of Citigroup's operations, and its presence in countries around the world, Citigroup and Related Parties are subject to litigation, and governmental and regulatory examinations, information-gathering requests, investigations and proceedings (both formal and informal), in multiple jurisdictions with legal and regulatory regimes that may differ substantially, and present substantially different risks, from those Citigroup and Related Parties are subject to in the United States. In some instances Citigroup and Related Parties may be involved in proceedings involving the same subject matter in multiple jurisdictions, which may result in overlapping, cumulative or inconsistent outcomes.

Citigroup and CGMI seek to resolve all litigation and regulatory matters in the manner management believes is in the best interests of Citigroup and its shareholders, and contests liability, allegations of wrongdoing and, where applicable, the amount of damages or scope of any penalties or other relief sought as appropriate in each pending matter.

In accordance with ASC 450 (formerly SFAS 5), Citigroup establishes accruals for litigation and regulatory matters, including the matters disclosed herein, when Citigroup believes it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Once established, accruals are adjusted from time to time, as appropriate, in light of additional information. In view of the inherent unpredictability of litigation and regulatory matters, particularly where the damages sought are substantial or indeterminate, the investigations or proceedings are in the early stages, or the matters involve novel legal theories or a large number of parties, Citigroup cannot at this time estimate the possible loss or range of loss, if any, in excess of the amounts accrued for these matters or predict the timing of their eventual resolution, and the actual costs of resolving litigation and regulatory matters may be substantially higher or lower than the amounts accrued for those matters.

Subject to the foregoing, it is the opinion of Citigroup's management, based on current knowledge and after taking into account its current legal accruals, that the eventual outcome of all matters described in this Note would not be likely to have a material adverse effect on the consolidated financial condition of CGMI. Nonetheless, given the inherent unpredictability of litigation and the substantial or indeterminate amounts sought in certain of these matters, an adverse outcome in certain of these matters could, from time to time, have a material adverse effect on CGMI's consolidated results of operations or cash flows in particular reporting periods.

CGMI or its subsidiaries are named as defendants or otherwise directly involved in certain, but not all, of the matters disclosed below. In addition, certain of the matters below relate principally to broker-dealer activity, while other matters relate principally to lending or other Citigroup activities in which CGMI or its subsidiaries had no direct involvement.

Credit Crisis-Related Litigation and Other Matters

Citigroup and Related Parties have been named as defendants in numerous legal actions and other proceedings asserting claims for damages and related relief for losses arising from the global financial credit crisis that began in 2007. Such matters include, among other types of proceedings, claims asserted by: (i) individual investors and purported classes of investors in Citigroup's common and preferred stock and debt, alleging violations of the federal securities laws, foreign laws, state securities and fraud law, and the Employee Retirement Income Security Act (ERISA); and (ii) individual investors and purported classes of investors in securities and other investments underwritten, issued or marketed by Citigroup, including securities issued by other public companies, collateralized debt obligations (CDOs), mortgage-backed securities (MBS), auction rate securities (ARS), investment funds, and other structured or leveraged instruments, which have suffered losses as a result of the credit crisis. These matters have been filed in state and federal courts across the U.S. and in foreign tribunals, as well as in arbitrations before the Financial Industry Regulatory Authority (FINRA) and other arbitration associations.

In addition to these litigations and arbitrations, Citigroup continues to cooperate fully in response to subpoenas and requests for information from the Securities and Exchange Commission (SEC), FINRA, state attorneys general, the Department of Justice and subdivisions thereof, bank regulators, and other government agencies and authorities, in connection with various formal and informal (and, in many instances, industry-wide) inquiries concerning Citigroup's mortgage-related conduct and business activities, as well as other business activities affected by the credit crisis. These business activities include, but are not limited to, Citigroup's sponsorship, packaging, issuance, marketing, servicing and underwriting of CDOs and MBS, and its origination, sale or other transfer, servicing, and foreclosure of residential mortgages.

Mortgage-Related Litigation and Other Matters

Securities Actions: Beginning in November 2007, Citigroup and Related Parties were named as defendants in a variety of class action and individual securities lawsuits filed by investors in Citigroup's equity and debt securities in state and federal courts relating to the Company's disclosures regarding its exposure to subprime-related assets.

Citigroup and Related Parties have been named as defendants in the consolidated putative class action IN RE CITIGROUP INC. SECURITIES LITIGATION, pending in the United States District Court for the Southern District of New York. The consolidated amended complaint asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 on behalf of a putative class of purchasers of Citigroup common stock

from January 1, 2004 through January 15, 2009. On November 9, 2010, the court issued an opinion and order dismissing all claims except those arising out of Citigroup's exposure to CDOs for the time period February 1, 2007 through April 18, 2008. On August 30, 2012, the court entered an order preliminarily approving the parties' proposed settlement, pursuant to which Citigroup will pay $590 million in exchange for a release of all claims asserted on behalf of the settlement class. A fairness hearing is scheduled for April 8, 2013. Additional information concerning this action is publicly available in court filings under the consolidated lead docket number 07 Civ. 9901 (S.D.N.Y.) (Stein, J.).

Citigroup and Related Parties also have been named as defendants in the consolidated putative class action IN RE CITIGROUP INC. BOND LITIGATION, also pending in the United States District Court for the Southern District of New York. The plaintiffs assert claims under Sections 11, 12 and 15 of the Securities Act of 1933 on behalf of a putative class of purchasers of $71 billion of debt securities and preferred stock issued by Citigroup between May 2006 and August 2008. On July 12, 2010, the court issued an opinion and order dismissing plaintiffs' claims under Section 12 of the Securities Act of 1933, but denying defendants' motion to dismiss certain claims under Section 11. Fact discovery began in November 2010, and plaintiffs' motion to certify a class is pending. Additional information concerning this action is publicly available in court filings under the consolidated lead docket number 08 Civ. 9522 (S.D.N.Y.) (Stein, J.).

Citigroup and Related Parties also have been named as defendants in a variety of other putative class actions and individual actions arising out of similar facts to those alleged in the actions described above. These actions assert a wide range of claims, including claims under the federal securities laws, Section 90 of the Financial Services and Markets Act of 2000 (Eng.), ERISA, and state law. Additional information concerning these actions is publicly available in court filings under the docket numbers 09 Civ. 7359 (S.D.N.Y.) (Stein, J.), 09 Civ. 8755 (S.D.N.Y.) (Stein, J.), 11 Civ. 7672 (S.D.N.Y.) (Koeltl, J.), 12 Civ. 6653 (S.D.N.Y.) (Stein, J.), 12 Civ. 9050 (S.D.N.Y.) (Stein, J.), and Case No. 110105028 (Pa. Commw. Ct.) (Sheppard, J.).

Beginning in November 2007, certain Citigroup affiliates also have been named as defendants arising out of their activities as underwriters of securities in actions brought by investors in securities of public companies adversely affected by the credit crisis. Many of these matters have been dismissed or settled. As a general matter, issuers indemnify underwriters in connection with such claims, but in certain of these matters Citigroup affiliates are not being indemnified or may in the future cease to be indemnified because of the financial condition of the issuer.

Regulatory Actions: On October 19, 2011, in connection with its industry-wide investigation concerning CDO-related business activities, the SEC filed a complaint in the United States District Court for the Southern District of New York regarding Citigroup's structuring and sale of the Class V Funding III CDO transaction (Class V). On the same day, the SEC and Citigroup announced a settlement of the SEC's claims, subject to judicial approval, and the SEC filed a proposed final judgment pursuant to which Citigroup's U.S. broker-dealer Citigroup Global Markets Inc. (CGMI) agreed to disgorge $160 million and to pay $30 million in prejudgment interest and a $95 million penalty. On November 28, 2011, the court issued an order refusing to approve the proposed settlement and ordering trial to begin on July 16, 2012. The parties appealed from this order to the United States Court of Appeals for the Second Circuit, which, on March 15, 2012, granted a stay of the district court proceedings pending resolution of the appeals. The parties have fully briefed their appeals, and the Second Circuit held oral argument on February 8, 2013. Additional information concerning this matter is publicly available in court filings under the docket numbers 11 Civ. 7387 (S.D.N.Y.) (Rakoff, J.) and 11-5227 (2d Cir.).

Mortgage-Backed Securities and CDO Investor Actions and Repurchase Claims: Beginning in July 2010, Citigroup and Related Parties have been named as defendants in complaints filed by purchasers of MBS and CDOs sold or underwritten by Citigroup. The MBS-related complaints generally assert that the defendants made material misrepresentations and omissions about the credit quality of the mortgage loans underlying the securities, such as the underwriting standards to which the loans conformed, the loan-to-value ratio of the loans, and the extent to which the mortgaged properties were owner-occupied, and typically assert claims under Section 11 of the Securities Act of 1933, state blue sky laws, and/or common-law misrepresentation-based causes of action. The CDO-related complaints further allege that the defendants adversely selected or permitted the adverse selection of CDO collateral without full disclosure to investors. The plaintiffs in these actions generally seek rescission of their investments, recovery of their investment losses, or other damages. Other purchasers of MBS and CDOs sold or underwritten by Citigroup have threatened to file additional suits, for some of which Citigroup has agreed to toll (extend) the statute of limitations.

The filed actions generally are in the early stages of proceedings, and certain of the actions or threatened actions have been resolved through settlement or otherwise. The aggregate original purchase amount of the purchases at issue in the filed suits is approximately $10.8 billion, and the aggregate original purchase amount of the purchases covered by tolling agreements with investors threatening litigation is approximately $6.4 billion. The largest MBS investor claim against Citigroup and Related Parties, as measured by the face value of purchases at issue, has been asserted by the Federal Housing Finance Agency, as conservator for Fannie Mae and Freddie Mac. This suit was filed on September 2, 2011, and has been coordinated in the United States District Court for the Southern District of New York with 15 other related suits brought by the same plaintiff against various other financial institutions. Motions to dismiss in the coordinated suits have been denied in large part, and discovery is proceeding. An interlocutory appeal currently is pending in the United States Court of Appeals for the Second Circuit on issues common to all of the coordinated suits. Additional information concerning certain of these actions is publicly available in court filings under the docket numbers 11 Civ. 6196 (S.D.N.Y.) (Cote, J.), 12 Civ. 4000 (S.D.N.Y.) (Swain, J.), 12 Civ. 00790 (M.D. Al.) (Watkins, C.J.), 12 Civ. 4354 (C.D. Cal.) (Pfaezler, J.), 650212/12 (N.Y. Sup. Ct.) (Oing, J.), 652607/2012 (N.Y. Sup. Ct.) (Schweitzer, J.), and CGC-10-501610 (Cal. Super. Ct.) (Kramer, J.).

In addition to these actions, various parties to MBS securitizations and other interested parties have asserted that certain Citigroup affiliates breached representations and warranties made in connection with mortgage loans sold into securitization trusts (private-label securitizations). In connection with such assertions, Citi has received significant levels of inquiries and demands for loan files, as well as requests to toll (extend) the applicable statutes of limitation for, among others, representation and warranty claims relating to its private-label securitizations. These inquiries, demands and requests have come from trustees of securitization trusts and others.

Among these requests, in December 2011, Citigroup received a letter from the law firm Gibbs & Bruns LLP, which purports to represent a group of investment advisers and holders of MBS issued or underwritten by Citigroup affiliates. Through that letter and subsequent discussions, Gibbs & Bruns LLP has asserted that its clients collectively hold certificates in 87 MBS trusts purportedly issued and/or underwritten by Citigroup affiliates, and that Citigroup affiliates have repurchase obligations for certain mortgages in these trusts.

Citi has also received repurchase claims for breaches of representations and warranties related to private-label securitizations. These claims have been received at an unpredictable rate, although the number of claims increased substantially during 2012 and is expected to remain elevated, particularly given the level of inquiries, demands and requests noted above. Upon receipt of a claim, Citi typically requests that it be provided with the underlying detail supporting the claim; however, to date, Citi has received little or no response to these requests for information. As a result, the vast majority of the repurchase claims received on

Citi's private-label securitizations remain unresolved. Citi expects unresolved repurchase claims for private-label securitizations to continue to increase because new claims and requests for loan files continue to be received, while there has been little progress to date in resolving these repurchase claims.

On October 15, 2012, the United States District Court for the Southern District of New York granted lead plaintiffs' amended motion for class certification in NEW JERSEY CARPENTERS HEALTH FUND V. RESIDENTIAL CAPITAL LLC, ET AL., having previously denied lead plaintiffs' motion for class certification on January 18, 2011. Plaintiffs in this action allege violations of Sections 11, 12, and 15 of the Securities Act of 1933 and assert disclosure claims on behalf of a putative class of purchasers of mortgage-backed securities issued by Residential Accredited Loans, Inc. pursuant or traceable to prospectus materials filed on March 3, 2006 and April 3, 2007. CGMI is one of the underwriter defendants. Additional information relating to this action is publicly available in court filings under the docket number 08 CV 8781 (S.D.N.Y.) (Baer, J.).

Underwriting Matters: Certain Citigroup affiliates have been named as defendants arising out of their activities as underwriters of securities in actions brought by investors in securities of issuers adversely affected by the credit crisis, including AIG, Fannie Mae, Freddie Mac, Ambac and Lehman, among others. These matters are in various stages of litigation. As a general matter, issuers indemnify underwriters in connection with such claims. In certain of these matters, however, Citigroup affiliates are not being indemnified or may in the future cease to be indemnified because of the financial condition of the issuer.

On September 28, 2011, the United States District Court for the Southern District of New York approved a stipulation of settlement with the underwriter defendants in IN RE AMBAC FINANCIAL GROUP, INC. SECURITIES LITIGATION and judgment was entered. A member of the settlement class has appealed the judgment to the United States Court of Appeals for the Second Circuit. On December 22, 2011, the underwriter defendants moved to dismiss the appeal. Additional information relating to this action is publicly available in court filings under the docket numbers 08 Civ. 0411 (S.D.N.Y.) (Buchwald, J.) and 11-4643 (2d Cir.).

On March 21, 2012, the United States Court of Appeals for the Second Circuit granted the underwriters' motion to dismiss an appeal seeking to challenge the district court's approval of the underwriters' settlement of IN RE AMBAC FINANCIAL GROUP, INC. SECURITIES LITIGATION. Additional information relating to this action is publicly available in court filings under docket numbers 08 Civ. 0411 (S.D.N.Y.) (Buchwald, J.) and 11-4643 (2d Cir.).

On May 2, 2012, the United States District Court for the Southern District of New York entered a judgment approving a stipulation of settlement with the underwriter defendants, including Citigroup, in IN RE LEHMAN BROTHERS EQUITY/DEBT SECURITIES LITIGATION. Additional information relating to this action is publicly available in court filings under docket number 08 Civ. 0411 (S.D.N.Y.) (Kaplan, J.).

Alternative Investment Fund-Related Litigation and Other Matters

The SEC is investigating the management and marketing of the ASTA/ MAT and Falcon funds, alternative investment funds managed and marketed by certain Citigroup affiliates that suffered substantial losses during the credit crisis. In addition to the SEC inquiry, on June 11, 2012, the New York Attorney General served a subpoena on a Citigroup affiliate seeking documents and information concerning certain of these funds, and on August 1, 2012, the Massachusetts Attorney General served a Civil Investigative Demand on a Citigroup affiliate seeking similar documents and information. Citigroup is cooperating fully with these inquiries.

In October 2012, Citigroup Alternative Investments LLC (CAI) was named as a defendant in a putative class action lawsuit filed on behalf of investors in CSO Ltd., CSO US Ltd., and Corporate Special Opportunities Ltd., whose investments were managed indirectly by a CAI affiliate. The plaintiff asserts a variety of state common law claims, alleging that he and other investors were misled into investing in the funds and were further misled into not redeeming their investments. The complaint seeks to recover more than $400 million on behalf of a putative class of investors. Additional information concerning this action is publicly available in court filings under the docket number 12-cv-7717 (S.D.N.Y.) (Castel, J.).

In addition, numerous investors in the ASTA/MAT funds have filed lawsuits or arbitrations against Citigroup and Related Parties seeking damages and related relief. Although most of these investor disputes have been resolved, some remain pending.

Auction Rate Securities–Related Litigation and Other Matters

Beginning in March 2008, Citigroup and Related Parties have been named as defendants in numerous actions and proceedings brought by Citigroup shareholders and purchasers or issuers of ARS, asserting claims under the federal securities laws, Section 1 of the Sherman Act and state law arising from the collapse of the ARS market in early 2008, which plaintiffs contend Citigroup and other ARS underwriters foresaw or should have foreseen but failed adequately to disclose. Most of these matters have been dismissed or settled. Additional information concerning certain of the pending actions is publicly available in court filings under the docket numbers 08 Civ. 3095 (S.D.N.Y.) (Swain, J.), 10-722, 10-867, and 11-1270 (2d Cir.).

Tribune Company Bankruptcy

Certain Citigroup affiliates have been named as defendants in adversary proceedings related to the Chapter 11 cases of Tribune Company (Tribune) filed in the United States Bankruptcy Court for the District of Delaware, asserting claims arising out of the approximately $11 billion leveraged buyout of Tribune in 2007. On July 23, 2012, the Bankruptcy Court confirmed the Fourth Amended Joint Plan of Reorganization, which provides for releases of claims against Citigroup, other than those against CGMI relating to its role as advisor to Tribune. Certain Citigroup affiliates also have been named as defendants in actions brought by Tribune creditors alleging state law constructive fraudulent conveyance claims. These matters are pending in the United States District Court for the Southern District of New York as part of a multi-district litigation. Additional information concerning these actions is publicly available in court filings under the docket numbers 08-13141 (Bankr. D. Del.) (Carey, J.), 11 MD 02296 (S.D.N.Y.) (Pauley, J.), and 12 MC 2296 (S.D.N.Y.) (Pauley, J.).

Antitrust and Other Litigation: Citigroup and Citibank, N.A., along with other U.S. Dollar (USD) LIBOR panel banks, are defendants in a multidistrict litigation (MDL) proceeding before Judge Buchwald in the United States District Court for the Southern District of New York captioned IN RE LIBOR-BASED FINANCIAL INSTRUMENTS ANTITRUST LITIGATION, appearing under docket number 1:11-md-2262 (S.D.N.Y.). Judge Buchwald has appointed interim lead class counsel for, and consolidated amended complaints have been filed on behalf of, three separate putative classes of plaintiffs: (i) over-the-counter (OTC) purchasers of derivative instruments tied to USD LIBOR; (ii) purchasers of exchange-traded derivative instruments tied to USD LIBOR; and (iii) indirect OTC purchasers of U.S. debt securities. Each of these putative classes alleges that the panel bank defendants conspired to suppress USD LIBOR in violation of the Sherman Act and/or the Commodity Exchange Act, thereby causing plaintiffs to suffer losses on the instruments they purchased. Also consolidated into the MDL proceeding are individual civil actions commenced by various Charles Schwab entities alleging that the panel bank defendants conspired to suppress the USD LIBOR rates in violation of the Sherman Act, the Racketeer Influenced and Corrupt

Organizations Act (RICO), and California state law, causing the Schwab entities to suffer losses on USD LIBOR-linked financial instruments they owned. Plaintiffs in these actions seek compensatory damages and restitution for losses caused by the alleged violations, as well as treble damages under the Sherman Act. The Schwab and OTC plaintiffs also seek injunctive relief.

Citigroup and Citibank, N.A., along with other defendants, have moved to dismiss all of the above actions that were consolidated into the MDL proceeding as of June 29, 2012. Briefing on the motion to dismiss was completed on September 27, 2012. Judge Buchwald has stayed all subsequently filed actions that fall within the scope of the MDL until the motion to dismiss has been resolved. Citigroup and/or Citibank, N.A. are named in the 17 such stayed actions that have been consolidated with or marked as related to the MDL proceeding.

Eleven of these actions have been brought on behalf of various putative plaintiff classes, including (i) banks, savings and loans institutions and credit unions that allegedly suffered losses on loans they made at interest rates tied to USD LIBOR, (ii) holders of adjustable-rate mortgages tied to USD LIBOR, and (iii) individual and municipal purchasers of various financial instruments tied to USD LIBOR. The remaining six actions have been brought by individual plaintiffs, including an entity that allegedly purchased municipal bonds and various California counties, municipalities, and related public entities that invested in various derivatives tied to USD LIBOR. Plaintiffs in each of the 17 stayed actions allege that the panel bank defendants manipulated USD LIBOR in violation of the Sherman Act, RICO, and/or state antitrust and racketeering laws, and several plaintiffs also assert common law claims, including fraud, unjust enrichment, negligent misrepresentation, interference with economic advantage, and/or breach of the implied covenant of good faith and fair dealing. Plaintiffs seek compensatory damages and, where authorized by statute, treble damages and injunctive relief.

Additional information concerning the stayed actions is publicly available in court filings under docket numbers 1:12-cv-4205 (S.D.N.Y.) (Buchwald, J.), 1:12-cv-5723 (S.D.N.Y.) (Buchwald, J.), 1:12-cv-5822 (S.D.N.Y.) (Buchwald, J.), 1:12-cv-6056 (S.D.N.Y.) (Buchwald, J.), 1:12-cv-7461 (S.D.N.Y.) (Buchwald, J.), 2:12-cv-10903 (C.D. Calif.) (Snyder, J.), 3:12-cv-6571 (N.D. Calif.) (Conti, J.), 3:13-cv-106 (N.D. Calif.) (Beeler, J.), 4:13-cv-108 (N.D. Calif.) (Ryu, J.), 3:13-cv-109 (N.D. Calif.) (Laporte, J.), 5:13-cv-62 (C.D. Calif.) (Phillips, J.), 3:13-cv-48 (S.D. Calif.) (Huff, J.), 1:13-cv-346 (S.D.N.Y.) (Buchwald, J.), 1:13-cv-407 (S.D.N.Y.) (Buchwald, J.), 5:13-cv-122 (C.D. Calif.) (Bernal, J.), 1:13-cv-981 (S.D.N.Y.) (Buchwald, J.), and 1:13-cv-1016 (S.D.N.Y.) (Buchwald, J.).

In addition, on November 27, 2012, an action captioned MARAGOS V. BANK OF AMERICA CORP. ET AL. was filed on behalf of the County of Nassau against various USD LIBOR panel banks, including Citibank, N.A., and the other defendants with whom the plaintiff had entered into interest rate swap transactions. The action was commenced in state court and subsequently removed to the United States District Court for the Eastern District of New York. The plaintiff asserts claims for fraud and deceptive trade practices under New York law against the panel bank defendants based on allegations that the panel banks colluded to artificially suppress USD LIBOR, thereby lowering the payments the plaintiff received in connection with various interest rate swap transactions. The plaintiff seeks compensatory damages and treble damages. The defendants have sought consolidation of this action with the MDL proceeding. Additional information concerning this action is publicly available in court filings under docket number 2:12-cv-6294 (E.D.N.Y.) (Spatt, J.).

Separately, on April 30, 2012, an action was filed in the United States District Court for the Southern District of New York on behalf of a putative class of persons and entities who transacted in exchange-traded Euroyen futures and option contracts between June 2006 and September 2010. This action is captioned

LAYDON V. MIZUHO BANK LTD. ET AL. The plaintiff filed an amended complaint on November 30, 2012, naming as defendants banks that are or were members of the panels making submissions used in the calculation of Japanese yen LIBOR and TIBOR, and certain affiliates of some of those banks, including Citibank, N.A., Citigroup, CJL and CGMJ. The complaint alleges that the plaintiffs were injured as a result of purported manipulation of those reference interest rates, and asserts claims arising under the Commodity Exchange Act and the Sherman Act and for unjust enrichment. Plaintiffs seek compensatory damages, treble damages under the Sherman Act, and injunctive relief. Additional information concerning this action is publicly available in court filings under the docket number 12-cv-3419 (S.D.N.Y.) (Daniels, J.).

Settlement Payments

Payments required in settlement agreements described above have been made or are covered by existing litigation accruals.

* * *

Additional matters asserting claims similar to those described above may be filed in the future.

13. SUBSEQUENT EVENTS

The Company has evaluated whether events or transactions have occurred after December 31, 2012 that would require recognition or disclosure in this statement of financial condition through February 27, 2013, which is the date this statement of financial condition was available to be issued. No such transactions required recognition or disclosure in this statement of financial condition at December 31, 2012.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5 and Commodity Futures Trading Commission Regulation 1.16

The Board of Directors
Citigroup Global Markets Inc.:

In planning and performing our audit of the consolidated financial statements of Citigroup Global Markets Inc. (an indirect wholly-owned subsidiary of Citigroup Global Markets Holdings Inc.) and its subsidiaries (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17;
2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

KPMG

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2012, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority (FINRA), the National Futures Association (NFA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2013